UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release dated July 30, 2020	3
2.	Consolidated Annual Accounts for the First Half of 2020	20

“These unprecedented times have brought out the best in us as a company, especially of those employees who work in our plasma centers and production facilities. We remain faithful to our values and commitments, by working to improve the health of thousands of patients around the world, ensuring donors can continue going to our plasma centers and serving society, as we have always done. These results – which, given the circumstances, are extraordinary in our view – unveil all these efforts, as well as our commitment to donors, patients, employees, healthcare professionals, shareholders and investors. We are extremely aware of the challenges that the current situation generated by COVID-19 poses and we will continue to work by applying the same ethics that have characterized us throughout our more than 110 years of history.” thank you Raimon Grífols and Víctor Grífols Deu, co-CEOs

First Half of 2020 Results Grifols revenues grow 10.5% to EUR 2,677 million driven by the Bioscience Division Grifols has kept its plasma centers, supply of products and services, and manufacturing facilities operational while reinforcing its social commitment by mobilizing human resources, R+D initiatives and capital investments as part of its continued support in the fight against COVID-19 ; Revenues increase 10.5% (8.4% cc 1 ) to EUR 2,677 million led by the Bioscience Division’s solid growth, which increased by 12.4% (10.2% cc) to EUR 2,159 million ; ; The Diagnostic Division’s revenues declined by 2.5% (-3.6% cc) to EUR 340 million and the Hospital Division’s revenues by 8.8% (-8.0% cc) to EUR 58 million. Both divisions were impacted by COVID-19 ; The Bio Supplies Division recorded EUR 127 million in sales, a 21.6% (19.0% cc) increase ; As of June 30, 2020, the profit and loss statement includes a negative net impact of EUR 185 million mainly due to COVID-19 EBITDA core2 stands at 28.0% on revenues ; ; Grifols’ liquidity position totals EUR 1,900 million backed by the upsize of the revolving credit facility ; Grifols leads in the production of an anti-SARS-CoV-2 immunoglobulin, the first potential specific drug developed to combat COVID-19 ; In alignment with its long-term and sustainable growth plan, Grifols agrees to the strategic acquisition of a plasma fractionation facility in Canada, along with 11 plasma centers in the U.S. for US$ 460 million 1 Constant currency (cc) excludes exchange rate fluctuations over the period. 2 Excludes non-recurring items, including COVID-19 and plasma sold to third parties impacts from Haema and Biotest. Page 2 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Barcelona, July 30, 2020.-Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) continues to advance amid the current global crisis caused by COVID-19. In the first half of 2020, revenues grew 10.5% (8.4% cc) to EUR 2,677.3 million, driven by the solid performance of the Bioscience Division, which increased by 12.4% (10.2% cc) to EUR 2,158.9 million. In the second quarter, the Bioscience Division’s revenues grew by 11.4% (9.5% cc) to EUR 1,118.9 million, thanks to robust immunoglobulin sales in the U.S., including hyperimmune immunoglobulins; solid albumin sales, especially in China; and new product launches. The Diagnostic Division’s revenues totaled EUR 340.0 million in the first six months of 2020, falling 2.5% (-3.6% cc) compared to the EUR 348.7 million reported in the same period last year. The main factor behind this decline is a downturn in the sales of solutions used to screen blood and plasma donations as a consequence of COVID-19. In this same regard, the Hospital Division’s revenues fell by 8.8% (-8.0% cc) to EUR 57.9 million and were negatively impacted by a slowdown in hospital investments and treatments. The Bio Supplies Division recorded EUR 126.7 million in sales, denoting a 21.6% (19.0% cc) increase from the previous year thanks to the growth in sales of biological products for non-therapeutic use, which continues to grow significantly. As anticipated in June and based on the information available to date, Grifols recognized an estimated impact of EUR 205 million in the 2020 fiscal year to adjust its inventory value mainly due to COVID-19. This impact stems primarily from lower-than-expected capacity utilization and has been recognized in the gross margin line in the second-quarter profit and loss account. Although Grifols has taken every measure necessary to protect the safety of donors and personnel in all of its facilities, the efforts to boost plasma centers during the COVID-19 outbreak, and the fact that plasma industry has been called “essential infrastructure”, collections have been impacted by stay-at-home orders and social-distancing measures, amongst others. The situation is still uncertain and difficult to predict in the long run but, based on the information today, it is estimated that Grifols plasma collection expect to have a net impact of 10% in terms of plasma availability in 2020 compared to 2019. Grifols will also continue to enhance plasma sourcing and global product distribution to make sure that patients who need its plasma-derived medicines receive them. Over the last years, Grifols has heavily been investing in plasma capabilities and has added plasma centers, up to 300 today, in the US and Germany. In Germany, Grifols’ plasma centers are witnessing a fast recovery and plasma collected to date exceed plasma volumes for the same period of 2019. Grifols will continue to monitor any potential impacts on operations and will take all necessary actions to mitigate any potential effect in its supply chain. Grifols has also implemented an operating expenses containment plan, which is estimated to generate a positive impact of EUR 100 million in the 2020 profit and loss account. In this regard, the company recorded a EUR 20 million reduction in operating expenses in the second quarter of the year. As of June 30, 2020, the net impact before taxes totals EUR 185 million. Page 3 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The gross margin reported stands at 38.8% for the first half of the year. The gross margin core2 is 47.2% (47.6% in the same period in 2019). The gross margin core of the second quarter is 47.7%. Reported EBITDA amounted to EUR 579.9 million, representing a 21.7% margin. EBITDA core2 totaled EUR 731.4 million (EUR 661.7 million in the first half of 2019), which denotes 28.0% over revenues (28.6% in the second quarter) (28.1% in the first half of 2019; 29.3% in the second quarter of 2019). R+D+i and CAPEX investments totaled EUR 312.4 million (EUR 296.3 million as of June 30, 2019), underscoring the company’s growth strategy on the basis of a sustainable and long-term business model. As part of its longstanding social commitment, Grifols continues to promote its research efforts to help combat COVID-19. Total net R+D+i investments amounted to EUR 166.8 million (EUR 167.7 million in the first half of 2019) taking into account in-house, external and investee-led projects. The company is spearheading a project to develop an immunoglobulin with SARS-CoV-2 antibodies using plasma from recovered COVID-19 patients. The production of a potential passive immunization therapy is already underway in Grifols’ Clayton (North Carolina, USA) facility, which has been specifically designed to process specialty immunoglobulins. Grifols also continues to advance on a clinical trial in Spain to assess the efficacy of high-dose intravenous immunoglobulin to stabilize or improve the health of COVID-19 patients, as well as several studies on the potential benefits of convalescent plasma. Furthermore, Grifols has allocated EUR 145.6 million (EUR 128.6 million in the first half of 2019) to capital investments (CAPEX). The start of the validation process of the new fractionation plant in Clayton, with a capacity to fractionate 6 million liters of plasma per year is noteworthy. The company is on schedule with the initial timetable and expects the facilities to be operational by the first quarter of 2021. The financial result was EUR 75.9 million in the first half of the year. This result includes the EUR 47 million reduction in financial expenses due to the debt refinancing process that was closed in November 2019; the negative impact of EUR 10.8 million due to exchange rate variations; and the positive EUR 56.5 million impact from the accounting recognition related to the investment at the closing of the Shanghai RAAS transaction in the first quarter of 2020. Reported net profit totaled EUR 218.2 million, mainly affected by COVID-19 impacts. As of June 30, 2020, adjusted net profit amounts to EUR 350.1 million (EUR 325.2 million in 2019). Excluding the impact of IFRS 163, the net financial debt totaled EUR 5,501.9 million and the net financial debt over EBITDA ratio was 4.43 times. Excluding the net impact of COVID-19, the ratio stood at 3.85 times. 3 As of June 30, 2020, the impact of IFRS 16 on total debt was EUR 739.9 million. Page 4 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

In the second quarter of 2020, Grifols took additional measures to strengthen its liquidity position, which includes the upsizing of its multicurrency revolving credit facility from US$ 500 million to US$ 1,000 million, with maturity in November 2025. The expansion of this credit facility will not increase the company’s indebtedness and its terms and conditions are in line with the ones signed in November 2019, when Grifols completed its debt refinancing process. As of June 30, 2020, Grifols’ cash positions reached EUR 878.4 million which, when added to EUR 1,000 million in undrawn lines of credit, bring its liquidity position to approximately EUR 1,900 million. After the refinancing process closed in November 2019, Grifols does not face significant maturity repayments or down payments until 2025. The company is equipped to respond to the demands of the current context and remains committed to its long-term growth strategy. PERFORMANCE BY DIVISION Bioscience Division The Bioscience Division maintained its upward trend in the first half of the year and continued to serve as the company’s main engine for growth, expanding 12.4% (10.2% cc) to EUR 2,158.9 million. Sales grew by 11.4% (9.5% cc) in the second quarter, fueled by robust demand for the main proteins, especially immunoglobulins and albumin, as well as new product launches such as Xembify® and VISTASEALTM. Demand for immunoglobulins in markets with the highest consumption per capita remains very solid, with double-digit growth. In recent years, Grifols has made a concerted effort to expand its product portfolio to meet the evolving needs of patients, offering a range of immunoglobulins delivered in both intravenous and subcutaneous administration routes. Alpha-1 antitrypsin continues as one of the division’s main drivers and maintains positive sales performance in countries such as the U.S. Furthermore, the company continues its efforts to offer new products and presentations. In the second quarter of the year, the FDA approved Prolastin®-C Liquid in 0.5g-and 4g-sized vials. At present, Grifols has three presentations to adapt to patients’ treatment needs. Albumin sales grew significantly in China, despite the decline in the first two months of the year in the wake of COVID-19. Also worth mentioning are the sales of biological sealant, developed and manufactured by Grifols as a surgical bleeding-control solution using a combination of two plasma proteins (fibrinogen and thrombin). Launched in the last quarter of 2019, this fibrin sealant is sold and distributed by Ethicon under the trade name VISTASEALTM. Page 5 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Diagnostic Division The Diagnostic Division reached EUR 340,0 million in revenues in the first half of 2020, falling 2.5% (-3.6% cc) from the EUR 348.7 million reported in the same period in 2019. Sales of NAT technology systems (Procleix® NAT Solutions), which uses Transcription Mediated Amplification (TMA) to screen blood and plasma donations, were impacted by the COVID-19 outbreak. This led to a decline in blood and plasma donations, particularly in the U.S. Nevertheless, Grifols’ unique diagnostic test to detect SARS-CoV-2 is making positive progress. TMA is a commonly used technique in transfusion centers, blood banks and plasma centers around the world due to both its high sensitivity and capacity to automatically manufacture large volumes of samples. Grifols continues its efforts to offer innovative solutions that optimize the productivity and improve the operations of its blood banks. In the second quarter, its Procleix Panther® system, equipped with Automation Ready Technology (ART), received FDA approval for use in the U.S. with approved screening systems for HIV, Zika, hepatitis C and hepatitis B, among others. As of October 2019, this system will also be available in all markets that accept the European CE mark. The blood-typing line, which includes both analyzers (Erytra®, Erytra-Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums), grew in the most important markets in the first half of 2020, especially in China, the United States and Turkey. Hospital Division The Hospital Division reported EUR 57.9 million in revenues in the first half of 2020, a reduction of 8.8% (-8.0%) as a result of lower hospital investments observed in the second quarter due to COVID-19. The main lines of businesses that were impacted are Pharmatech, as well as intravenous solutions and medical devices. This decline was partially offset by an upturn in sales of third-party manufacturing services. Bio Supplies Division The Bio Supplies Division totaled EUR 126.7 million in the first six months of the year, a 21.6% (19% cc) increase from the same period in the previous year. The division primarily oversees the sale of biological products for non-therapeutic use, which reported a notable increase in sales. It also includes third-party plasma sales by Haema and Biotest, which totaled EUR 65.7 million in the first half of the year (EUR 28.9 million in the second quarter of 2020). Page 6 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

INVESTMENT OPERATIONS: R+D+I, ACQUISITIONS AND CAPEX Results of Grifols’ AMBAR clinical trial published in Alzheimer's & Dementia: The Journal of The Alzheimer’s Association Alzheimer's & Dementia: The Journal of the Alzheimer's Association, the prestigious peer-reviewed scientific journal, has published the results of Grifols’ AMBAR study. This clinical trial was designed to assess the effects of plasma protein replacement therapy in patients experiencing either mild or moderate stages of Alzheimer's disease (AD). The findings of the AMBAR clinical trial demonstrate a delay in the cognitive and functional decline in AD patients when their plasma is replaced with albumin and immunoglobulin (plasma-derived proteins) following the process of plasma extraction, using the plasmapheresis technique. The results reveal a positive impact in reducing the progression of Alzheimer's symptoms in patients treated over a 14-month period compared to untreated patients. The publication reflects more than 15 years of Grifols’ research and reinforces the potential for plasma therapies to treat complex diseases. First manufactured batches of anti-SARS-CoV-2 hyperimmune immunoglobulin for clinical trials Grifols has completed the first manufactured batches of its anti-SARS-CoV-2 hyperimmune immunoglobulin and they have been delivered to be used in clinical trials. This medicine specifically targets SARS-CoV-2 by providing passive immunity to infected patients and boosting their immune system’s ability to fight the disease. The therapy, which could be used for both prevention and immediate treatment of COVID 19, will undergo clinical trials this summer to test its safety and efficacy. The anti-SARS-CoV-2 hyperimmune immunoglobulin has the potential to be a highly specific, pure and safe medicine that delivers a high and consistent concentration of protective antibodies against the novel coronavirus. Since April, Grifols has moved quickly to collect COVID-19 convalescent plasma for its anti-SARS-CoV-2 hyperimmune immunoglobulin in more than 245 Grifols U.S. donation centers from donors who have met the highest eligibility criteria. Their plasma, rigorously tested and quality controlled, had high levels of anti-SARS-CoV-2 neutralizing antibodies. Grifols is applying its vast expertise in epidemic settings to combat the current pandemic. During the last Ebola outbreak in Liberia in 2014, it collected convalescent plasma and activated its special facility in Clayton, North Carolina, purposely built, equipped and staffed to produce medicines for infectious diseases. The efforts form part of a collaboration agreement with U.S. government entities, including the Food and Drug Administration (FDA), the National Institutes of Health (NIH) and the Biomedical Advanced Research Development Authority (BARDA), among other healthcare agencies. Page 7 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

In addition to controlled clinical trials in the U.S., Grifols is working on a European clinical trial of a hyperimmune immunoglobulin using convalescent plasma collected in Europe. Strategic agreement to acquire a fractionation facility and two purification facilities in Canada, along with 11 U.S. plasma centers In July 2020, Grifols agreed to acquire the South Korean GC Pharma Group's plasma fractionation facility and two purification plants in Montreal and 11 U.S. plasma collection centers for a total transaction amount of US$ 460 million. The transaction is part of Grifols’ sustainable global growth strategy to expand plasma collection and fractionation capacity to ensure patients worldwide have safe and secure access to life-saving plasma-derived medicines. Most importantly, this strategic acquisition will strengthen Grifols’ presence in Canada, building on a legacy of partnership in Canada’s blood system. For more than three decades, Grifols has been a fractionator of Canadian plasma under contract manufacturing services, providing trusted plasma-derived medicines for Canadian patients and their healthcare providers. Throughout these many years, Grifols has gained firsthand knowledge of the Canadian healthcare system. This transaction further demonstrates Grifols’ commitment to supporting domestic self-sufficiency and security of plasma-protein product supply. No additional financing will be required for the acquisition. Once the facilities are fully licensed and approved, Grifols will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. Grifols plans to be ready to manufacture IVIG and Albumin in these facilities in order to supply the Canadian market starting in 2023. As part of this transaction, by means of a plasma-supply agreement, Grifols has also committed to supplying a certain output of plasma coming from the Green Cross Collection Centers to GC Pharma (Group) for a 24-month period. The collection centers achieved a collection volume of 350,000 litres of plasma in 2019. The completion of the transaction is subject to regulatory approvals and is expected to close prior to the end of 2020. Collaboration and license agreement with Rigel Pharmaceuticals In line with its strategy to enhance its product portfolio through licensing agreements of complementary medicines, Grifols began distributing TAVLESSE® (fostamatinib) in July 2020 for the treatment of chronic immune thrombocytopenia (ITP) in adult patients refractory to other treatments. The product is already available in Germany and the United Kingdom, with a phased rollout planned over the next 18 months across the rest of Europe. Page 8 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols has exclusive commercial rights in Europe and Turkey for ITP and all future indications after signing a collaboration and license agreement with the U.S. biotech firm Rigel Pharmaceuticals in January 2019. Capital investments to guarantee sustainable growth Grifols’ R+D+i and CAPEX investments sustain and emphasize the companies’ commitment to growth and long-term vision, as well as its continued efforts to contribute to mitigating the healthcare emergency triggered by COVID-19. The company announced plans to invest EUR 130 million to the first phase towards expanding its Barcelona plant. It purchased a 47,274 m2 plot to build a Bioscience Division plant and expand the manufacturing, logistical and research capacity of the Diagnostic Division. Moreover, Grifols plans to invest more than US$ 350 million in the Clayton industrial complex for the construction of a new plasma fractionation plant, a logistics warehouse, and service infrastructures. NON-FINANCIAL INFORMATION: COMMITMENT TO EMPLOYEMENT, ENVIRONMENTAL MANAGEMENT & SOCIAL INITIATIVES Grifols remains committed to employment Employees have always been a top priority at Grifols. Hence, since the onset of the pandemic, the company adopted all necessary prevention measures recommended by global health authorities to guarantee employees’ safety in all of its facilities. Grifols’ commitment to its workforce translated into a range of initiatives that allowed the company to continue operations in its centers and manufacturing facilities. Among these initiatives, the flexibility agreements via shifts and teleworking in non-manufacturing roles via the use of video-conferencing platforms and other work-from-home tools are most remarkable. Thanks to these measures, the company has been able to avoid temporary staff lay-offs in all of its operating countries. A contingency plan and de-escalation “return to normality” plan was also implemented, maintaining the organizational and safety measures. As part of this plan, employees in Spain underwent two rounds of COVID-19 tests, including analyses to detect the virus and antibodies, and a standardized sampling procedure that was rolled out in most of Grifols’ subsidiaries. Grifols’ workforce grew by 1% in the first half of 2020 compared to the same period in 2019, reaching 24,162 employees. Especially noteworthy are the increases in the rest of the world (ROW), which expanded by 7% to 2,560 employees and Spain, where the workforce grew 6% to 4,383 professionals. In North America, the employee base fell by 1.5% to 17,219 people. Average seniority at Grifols is 5.9 years and the average employee age is 38 years. The company promotes equal opportunity between men and women. As of June 30, 2020, men make up 40% of the employee base and women, 60%. Page 9 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols was also able to continue offering employee development and leadership initiatives thanks to its digital transformation process that was implemented in recent years. In this regard, the company reported an average of 47 training hours per employee in the first half of 2020. Environmental management Grifols approved its 2020-2022 Environmental Program during the first six months of the year. This plan builds on the corporate commitments established for 2030, which include reducing CO2 emissions by 40%, improving energy efficiency by 15% and obtaining 70% of electricity from renewable energy sources, among other objectives. Among all of the actions developed in the first half of 2020, two of them stand out: first, the installation and operational launch of a 100 kW photovoltaic plant in Grifols’ industrial complex in Las Torres de Cotillas (Murcia), which will cut CO2 emissions by 39 annual equivalent tons; and second, a feasibility study on the purchase of green energy carried out through a Power Purchasing Agreement (PPA) in Spain. Energy audits were also conducted in Haema’s installations in Germany, including its donation centers, laboratories and headquarters. Also important to note in the first half of the year was the conferral of the Green Globes certificate to the new fractionation plant in Clayton, awarded by the Green Building Initiative (GBI). This building emits 1,500 tons less of CO2 equivalent per year than a standard building. Grifols also signed a collaboration agreement with the RIVUS Foundation for 2020-2022 to protect the biodiversity of the land surrounding the Besòs and Tordera rivers (Barcelona, Spain). Lastly, Grifols’ facilities in Spain satisfactorily passed the ISO 14001 recertification audits for Environmental Management Systems in the first half of the year. The audit for the Bioscience Division in the Los Angeles (California, USA) facilities had to be postponed until 2021 due to COVID-19 restrictions. Social initiatives From the start of the pandemic, Grifols has continuously mobilized human and financial resources to support food campaigns and provide technical and logistical assistance to hospitals for the storage, preparation and dispensing of medicines in addition to offering support to remodel and expand facilities to treat COVID-19 patients. The company also made several donations of personal protective equipment in the countries most afflicted by the pandemic such as Spain and the United States. At the same time, Grifols’ Probitas Foundation distributed more than 1,000 prepaid grocery cards across 24 municipalities in Cataluña, Madrid and Murcia to families with minors. The initiative was carried out by Grifols’ Probitas Foundation within the framework of its Child Nutrition Support Program to ensure children had access to at least one meal a day while school lunchrooms are closed. Page 10 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

KEY FINANCIAL FIGURES

In millions of euros except % and EPS	1H 2020	1H 2019	% Var
NET REVENUES	**2,677.3**	**2,423.4**	10.5%
GROSS MARGIN CORE[(1)]	47.2%	47.6%	
GROSS MARGIN	38.8%	46.5%	
EBITDA CORE[(1)]	**731.4**	**661.7**	10.5%
% Net revenues	*28.0%*	*28.1%*	
EBITDA REPORTED	**579.9**	**696.8**	(16.8%)
% Net revenues	*21.7%*	*28.8%*	
GROUP PROFIT	**218.2**	**286.9**	(23.9%)
% Net revenues	*8.2%*	*11.8%*	
ADJUSTED[(2)] GROUP PROFIT	**350.1**	**325.2**	7.7%
% Net revenues	*13.1%*	*13.4%*	

CAPEX	**145.6**	**128.6**	13.2%
R&D NET INVESTMENT	**166.8**	**167.7**	(0.5%)
EARNINGS PER SHARE (EPS) REPORTED	**0.32**	**0.42**	(23.9%)

	June 2020	December 2019	% Var
TOTAL ASSETS	**15,597.5**	**15,542.6**	0.4%
TOTAL EQUITY	**7,040.8**	**6,845.8**	2.8%
CASH & CASH EQUIVALENTS	**878.4**	**742.0**	18.4%
LEVERAGE RATIO	**4.43/(4.42cc)[(3)]**	**4.17/(4.14cc)[(3)]**	

(1) Excludes non-recurring items, including COVID-19 and plasma sold to third parties impacts from Haema and Biotest

(2) Excludes non-recurring items, including COVID-19; amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16.

(3) Constant currency (cc) excludes exchange rate fluctuations over the period.

Page 11 of 17

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

PROFIT AND LOSS ACCOUNT

In thousands of euros	1H 2020	1H 2019	% Var
NET REVENUES	**2,677,341**	**2,423,360**	**10.5%**
COST OF SALES	(1,638,723)	(1,297,413)	26.3%
GROSS MARGIN	**1,038,618**	**1,125,947**	**(7.8%)**
% Net revenues	*38.8%*	*46.5%*	
R&D	(142,113)	(132,573)	7.2%
SG&A	(484,367)	(451,023)	7.4%
OPERATING EXPENSES	*(626,480)*	*(583,596)*	*7.3%*
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES	9,558	5,538	72.6%
OPERATING RESULT (EBIT)	**421,696**	**547,889**	**(23.0%)**
% Net revenues	*15.8%*	*22.6%*	
FINANCIAL RESULT	(75,929)	(167,533)	(54.7%)
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(18,622)	(12,057)	54.4%
PROFIT BEFORE TAX	**327,145**	**368,299**	**(11.2%)**
% Net revenues	*12.2%*	*15.2%*	
INCOME TAX EXPENSE	(65,469)	(73,660)	(11.1%)
% of pre-tax income	*20.0%*	*20.0%*	
CONSOLIDATED PROFIT	**261,676**	**294,639**	**(11.2%)**
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	43,429	7,759	459.7%
GROUP PROFIT	**218,247**	**286,880**	**(23.9%)**
% Net revenues	*8.2%*	*11.8%*	

GROUP PROFIT RECONCILIATION

In millions of euros	1H 2020	1H 2019	% Var
GROUP PROFIT	**218.2**	**286.9**	**(23.9%)**
% Net revenues	*8.2%*	*11.8%*	
Amortization of deferred financial expenses	23.0	33.8	(32.0%)
Amortization of intangible assets acquired in business combinations	24.2	24.5	(1.2%)
Non-recurring items	(74.9)	(23.5)	218.7%
IFRS 16	11.8	13.6	(13.2%)
Tax impacts	(7.0)	(10.1)	(30.7%)
COVID-19 impact	185.3	-	
Tax impacts COVID-19 impacts	(30.5)	-	
ADJUSTED GROUP NET PROFIT	**350.1**	**325.2**	**7.7%**
% Net revenues	*13.1%*	*13.4%*	

Page 12 of 17

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

1H 2020 - NET REVENUE BY DIVISION

In thousands of euros	1H 2020	% of Net Revenues	1H 2019	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	2,158,852	80.6%	1,920,065	79.2%	12.4%	10.2%
DIAGNOSTIC	340,012	12.7%	348,674	14.4%	(2.5%)	(3.6%)
HOSPITAL	57,863	2.2%	63,443	2.6%	(8.8%)	(8.0%)
BIO SUPPLIES	126,718	4.7%	104,235	4.3%	21.6%	19.0%
OTHERS	18,657	0.7%	11,095	0.5%	68.2%	64.3%
INTERSEGMENTS	(24,761)	(0.9%)	(24,152)	(1.0%)	2.5%	0.9%
TOTAL	**2,677,341**	**100.0%**	**2,423,360**	**100.0%**	**10.5%**	**8.4%**

1H 2020 - NET REVENUE BY REGION

In thousands of euros	1H 2020	% of Net Revenues	1H 2019**	% of Net Revenues	% Var	% Var cc*
US + CANADA	1,844,576	68.9%	1,648,343	68.0%	11.9%	8.7%
EU	376,442	14.1%	390,762	16.1%	(3.7%)	(3.7%)
ROW	456,323	17.0%	384,255	15.9%	18.8%	19.4%
TOTAL	**2,677,341**	**100.0%**	**2,423,360**	**100.0%**	**10.5%**	**8.4%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

*** For comparison purposes, 2019 UK figures have been reclassified from EU to ROW.*

2Q 2020 - NET REVENUE BY DIVISION

In thousands of euros	2Q 2020	% of Net Revenues	2Q 2019	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,118,910	80.8%	1,004,450	79.3%	11.4%	9.5%
DIAGNOSTIC	172,136	12.4%	183,193	14.5%	(6.0%)	(6.6%)
HOSPITAL	27,188	2.0%	32,947	2.6%	(17.5%)	(16.1%)
BIO SUPPLIES	62,579	4.5%	52,713	4.2%	18.7%	16.2%
OTHERS	13,513	1.0%	6,032	0.5%	124.0%	118.9%
INTERSEGMENTS	(10,304)	(0.7%)	(12,752)	(1.0%)	(19.2%)	(20.3%)
TOTAL	**1,384,022**	**100.0%**	**1,266,583**	**100.0%**	**9.3%**	**7.6%**

2Q 2020 - NET REVENUE BY REGION

In thousands of euros	2Q 2020	% of Net Revenues	2Q 2019**	% of Net Revenues	% Var	% Var cc*
US + CANADA	932,425	67.4%	852,610	67.3%	9.4%	6.5%
EU	176,843	12.8%	201,027	15.9%	(12.0%)	(11.9%)
ROW	274,754	19.8%	212,946	16.8%	29.0%	30.4%
TOTAL	**1,384,022**	**100.0%**	**1,266,583**	**100.0%**	**9.3%**	**7.6%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

*** For comparison purposes, 2019 UK figures have been reclassified from EU to ROW.*

Page 13 of 17

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

CASH FLOW

In thousands of euros	1H 2020	1H 2019
REPORTED GROUP PROFIT	**218,247**	**286,880**
DEPRECIATION AND AMORTIZATION	158,216	148,930
NET PROVISIONS	(16,947)	(18,580)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	50,242	55,420
CHANGES IN INVENTORIES	250,879	(209,542)
CHANGES IN TRADE RECEIVABLES	(80,811)	(51,928)
CHANGES IN TRADE PAYABLES	(39,116)	(65,629)
CHANGE IN OPERATING WORKING CAPITAL	*130,952*	*(327,099)*
NET CASH FLOW FROM OPERATING ACTIVITIES	**540,710**	**145,551**
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(21,802)	(109,391)
CAPEX	(145,571)	(128,593)
R&D/OTHER INTANGIBLE ASSETS	(37,466)	(53,165)
OTHER CASH INFLOW / (OUTFLOW)	(18,224)	(140,815)
NET CASH FLOW FROM INVESTING ACTIVITIES	**(223,063)**	**(431,964)**
FREE CASH FLOW	***317,647***	***(286,413)***
ISSUE / (REPAYMENT) OF DEBT	(171,791)	(102,105)
DIVIDENDS (PAID) / RECEIVED	1,790	(98,423)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(8,416)	326
NET CASH FLOW FROM FINANCING ACTIVITIES	**(178,417)**	**(200,202)**
TOTAL CASH FLOW	**139,230**	**(486,615)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	741,982	1,033,792
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	(2,806)	6,520
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**878,406**	**553,697**

Page 14 of 17

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

BALANCE SHEET

ASSETS

In thousands of euros	June 2020	December 2019
NON-CURRENT ASSETS	**12,043,341**	**10,180,427**
GOODWILL AND OTHER INTANGIBLE ASSETS	7,629,316	7,644,455
PROPERTY PLANT & EQUIPMENT	2,217,924	2,159,545
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	1,880,349	114,473
NON-CURRENT FINANCIAL ASSETS	190,720	138,930
OTHER NON-CURRENT ASSETS	125,032	123,024
CURRENT ASSETS	**3,554,170**	**5,362,184**
INVENTORIES	2,085,104	2,342,590
TRADE AND OTHER RECEIVABLES	534,973	490,575
OTHER CURRENT FINANCIAL ASSETS	12,317	1,728,926
OTHER CURRENT ASSETS	43,370	58,111
CASH AND CASH EQUIVALENTS	878,406	741,982
TOTAL ASSETS	**15,597,511**	**15,542,611**

EQUITY AND LIABILITIES

In thousands of euros	June 2020	December 2019
EQUITY	**7,040,776**	**6,845,768**
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	4,032,305	3,009,599
TREASURY STOCK	(43,770)	(49,584)
INTERIM DIVIDENDS	(136,828)	(136,828)
CURRENT YEAR EARNINGS	218,247	625,146
OTHER COMPREHENSIVE INCOME	264,655	343,454
NON-CONTROLLING INTERESTS	1,675,835	2,023,649
NON-CURRENT LIABILITIES	**7,316,108**	**7,330,285**
NON-CURRENT FINANCIAL LIABILITIES	6,806,259	6,846,068
OTHER NON-CURRENT LIABILITIES	509,849	484,217
CURRENT LIABILITIES	**1,240,627**	**1,366,558**
CURRENT FINANCIAL LIABILITIES	313,870	361,312
OTHER CURRENT LIABILITIES	926,757	1,005,246
TOTAL EQUITY AND LIABILITIES	**15,597,511**	**15,542,611**

Page 15 of 17

Investor contact: Investor Relations inversores@grifols.com - investors@grifols.com Phone number: +34 93 571 02 21 Media contacts: About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries. Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat chronic, rare and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 24,000 employees in 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. In 2019, Grifols’ economic impact in its core countries of operation was EUR 8.5 billion. The company also generated 148,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information, please visit www.grifols.com Page 16 of 17 Spain: Raquel Lumbreras Raquel_lumbreras@duomocomunicacion.com Borja Gómez Borja_gomez@duomocomunicacion.com Duomo Comunicación – Grifols PR office Tel. +34 91 311 92 89 - 91 311 92 90 International: Brad Pick Brad.pick@grifols.com Grifols Corporate Communications Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 17 of 17 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS, S.A. and Subsidiaries Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 CONTENTS (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Condensed Consolidated Interim Financial Statements ▪ ▪ ▪ ▪ ▪ Balance Sheet Statement of Profit or Loss Statement of Comprehensive Income Statement of Cash Flows Statement of Changes in Equity • Notes to Condensed Consolidated Interim Financial Statements (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) General Information Basis of Presentation and Accounting Principles Applied Changes in the composition of the Group Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets and Property, Plant and Equipment Leases Non-Current Financial Assets Trade and Other Receivables Equity Financial Liabilities Expenses by Nature Finance Result Taxation Discontinued Operations Contingencies Financial Instruments Related Parties COVID-19 Impact Subsequent events I

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2020 and 31 December 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	30/06/2020	31/12/2019
	(unaudited)	
Non-current assets		
Goodwill (note 6)	5,501,972	5,507,063
Other intangible assets (note 7)	1,433,768	1,433,534
Rights of use (note 8)	693,576	703,858
Property, plant and equipment (note 7)	2,217,924	2,159,545
Investments in equity accounted investees	1,880,349	114,473
Non-current financial assets (note 9)		
Non-current financial assets measured at fair value	1,951	7
Non-current financial assets not measured at fair value	188,769	138,923
Deferred tax assets	125,032	123,024
Total non-current assets	**12,043,341**	**10,180,427**
Current assets		
Inventories	2,085,104	2,342,590
Trade and other receivables		
Trade receivables (note 10)	439,291	369,797
Other receivables (note 10)	72,105	82,509
Current income tax assets	23,577	38,269
Trade and other receivables	534,973	490,575
Other current financial assets (note 9)		
Current financial assets measured at fair value	--	1,716,738
Current financial assets not measured at fair value	12,317	12,188
Other current assets	43,370	58,111
Cash and cash equivalents	878,406	741,982
Total current assets	**3,554,170**	**5,362,184**
Total assets	**15,597,511**	**15,542,611**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2020 and 31 December 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	30/06/2020 (unaudited)	31/12/2019
Equity		
Share capital (note 11)	119,604	119,604
Share premium	910,728	910,728
Reserves (note 11)	4,032,305	3,009,599
Treasury stock (note 11)	(43,770)	(49,584)
Interim dividend	(136,828)	(136,828)
Profit attributable to the Parent	218,247	625,146
Total	5,100,286	4,478,665
Other comprehensive Income	(903)	(903)
Translation differences	265,558	344,357
Other comprehensive expenses	264,655	343,454
Equity attributable to the Parent	**5,364,941**	**4,822,119**
Non-controlling interests	1,675,835	2,023,649
Total equity	**7,040,776**	**6,845,768**
Liabilities		
Non-current liabilities		
Grants	10,784	11,377
Provisions	30,965	8,030
Non-current financial liabilities (note 12)	6,806,259	6,846,068
Other non-current liablities	982	983
Deferred tax liabilities	467,118	463,827
Total non-current liabilities	**7,316,108**	**7,330,285**
Current liabilities		
Provisions	8,909	53,109
Current financial liabilities (note 12)	313,870	361,312
Current debts with related companies	--	1,258
Trade and other payables		
Suppliers	551,905	581,882
Other payables	133,126	165,632
Current income tax liabilities	69,243	5,966
Total trade and other payables	754,274	753,480
Other current liabilities	163,574	197,399
Total current liabilities	**1,240,627**	**1,366,558**
Total liabilities	**8,556,735**	**8,696,843**
Total equity and liabilities	**15,597,511**	**15,542,611**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit and Loss
for each of the three-and six-month periods ended 30 June 2020 and 2019
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Six-Months Ended		Three-Months Ended	
	30/06/2020	30/06/2019	30/06/2020	30/06/2019
	(unaudited)	(unaudited)	(unaudited)/ (not reviewed)	(unaudited)/ (not reviewed)
Continuing Operations				
Net revenues (note 5)	2,677,341	2,423,360	1,384,022	1,266,583
Cost of sales	(1,638,723)	(1,297,413)	(936,638)	(668,689)
Gross Margin	**1,038,618**	**1,125,947**	**447,384**	**597,894**
Research and Development	(142,113)	(132,573)	(74,248)	(69,963)
Sales, General and Administration expenses	(484,367)	(451,023)	(233,781)	(216,661)
Operating Expenses	**(626,480)**	**(583,596)**	**(308,029)**	**(286,624)**
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 2)	9,558	5,538	8,769	5,538
Operating Results	**421,696**	**547,889**	**148,124**	**316,808**
Finance income	4,580	10,621	1,982	4,982
Finance costs	(126,280)	(179,676)	(61,726)	(91,279)
Change in fair value of financial instruments	56,526	--	--	--
Impairment of financial instruments	--	(880)	--	(449)
Exchange differences	(10,755)	2,402	661	1,434
Finance Result (note 14)	**(75,929)**	**(167,533)**	**(59,083)**	**(85,312)**
Share of income/(losses) of equity accounted investees	(18,622)	(12,057)	(13,172)	(6,049)
Profit before income tax from continuing operations	**327,145**	**368,299**	**75,869**	**225,447**
Income tax expense (note 15)	(65,469)	(73,660)	(17,733)	(45,090)
Profit after income tax from continuing operations	**261,676**	**294,639**	**58,136**	**180,357**
Consolidated profit for the period	**261,676**	**294,639**	**58,136**	**180,357**
Profit attributable to the Parent	218,247	286,880	31,867	172,509
Profit/(Loss) attributable to non-controlling interest	43,429	7,759	26,269	7,848
Basic earnings per share (Euros)	0.32	0.42	0.05	0.25
Diluted earnings per share (Euros)	0.32	0.42	0.05	0.25

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Comprehensive Income for each of the three-and six-month periods ended 30 June 2020 and 2019 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Six-Months' Ended Three-Months' Ended 30/06/2020 30/06/2019 30/06/2020 30/06/2019 (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) (unaudited) (unaudited) Consolidated profit for the period 261,676 294,639 58,136 175,012 Items for reclassification to profit or loss Translation differences Equity accounted investees / Translation differences (54,982) (17,214) (14,692) 6,226 (221,154) (19,235) (72,784) (1,505) Other comprehensive income for the period, after tax (72,196) (8,466) (240,389) (74,289) Total comprehensive income for the period 189,480 286,173 (182,253) 100,723 Total comprehensive income attributable to the Parent Total comprehensive (income)/ loss attributable to non-controlling interests 139,448 50,032 269,598 16,575 (190,130) 7,877 94,359 11,709 Total comprehensive income for the period 189,480 286,173 (182,253) 106,068 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
for each of the six-month periods ended 30 June 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	30/06/2020	30/06/2019
	(unaudited)	
Cash flows from operating activities		
Profit before tax	327,145	368,299
Adjustments for:	211,419	274,546
Amortisation and depreciation	158,216	148,930
Other adjustments:	53,203	125,616
(Profit)/Losses on equity accounted investments	9,064	6,519
Impairment of Assets and net provision changes	(16,947)	(18,580)
Losses on disposal of fixed assets	32	595
Government grants taken to income	(663)	(787)
Finance cost / (income)	57,069	160,065
Other adjustments	4,648	(22,196)
Changes operating assets and liabilities	87,025	(349,389)
Change in inventories	250,879	(209,542)
Change in trade and other receivables	(72,081)	(53,441)
Change in current financial assets and other current assets	(11,729)	7,314
Change in current trade and other payables	(80,044)	(93,720)
Other cash flows used in operating activities	(84,879)	(147,905)
Interest paid	(74,981)	(127,500)
Interest recovered	2,155	4,424
Income tax paid	(11,236)	(22,744)
Other amounts paid	(817)	(2,085)
Net cash from operating activities	540,710	145,551
Cash flows from investing activities		
Payments for investments	(223,323)	(433,904)
Group companies and business combinations	(21,802)	(109,391)
Property, plant and equipment and intangible assets	(183,038)	(181,758)
Property, plant and equipment	(135,939)	(119,266)
Intangible assets	(47,099)	(62,492)
Other financial assets	(18,483)	(142,755)
Proceeds from the sale of property, plant and equipment	260	1,940
Net cash used in investing activities	(223,063)	(431,964)
Cash flows from financing activities		
Proceeds from and payments for financial liability intruments	(171,810)	(102,105)
Issue	108,116	104,800
Redemption and repayment	(279,926)	(206,905)
Dividends and interest on other equity instruments paid and received	1,790	(98,423)
Dividends paid	0	(101,912)
Dividends received	1,790	3,489
Other cash flows from financing activities	830	(794)
Financing costs included on the amortised costs of the debt	(9,227)	0
Transaction with minority interests with no loss of control	0	1,120
Net cash used in financing activities	(178,417)	(200,202)
Effect of exchange rate fluctuations on cash and cash equivalents	(2,806)	6,520
Net decrease in cash and cash equivalents	136,424	(480,095)
Cash and cash equivalents at beginning of the period	741,982	1,033,792
Cash and cash equivalents at end of period	878,406	553,697

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
for each of the six-month periods ended 30 June 2020 and 2019
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent										
							Accumulated other comprehensive income				
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2018	**119,604**	**910,728**	**2,441,931**	**596,642**	**(136,747)**	**(55,441)**	**349,391**	**(554)**	**4,225,554**	**471,050**	**4,696,604**
Translation differences	--	--	--	--	--	--	(17,282)	--	(17,282)	8,816	(8,466)
Other comprehensive income for the period	0	0	0	0	0	0	(17,282)	0	(17,282)	8,816	(8,466)
Profit/(loss) for the period	--	--	--	286,880	--	--	--	--	286,880	7,759	294,639
Total comprehensive income for the period	0	0	0	286,880	0	0	(17,282)	0	269,598	16,575	286,173
Net change in treasury stock	--	--	--	--	--	5,791	--	--	5,791	--	5,791
Acquisition of non-controlling interests	--	--	(4,430)	--	--	--	--	--	(4,430)	4,430	0
Other changes	--	--	(837)	--	--	--	--	--	(837)	--	(837)
Distribution of 2018 profit											
Reserves	--	--	459,895	(459,895)	--	--	--	--	0	--	0
Dividends	--	--	(101,912)	--	--	--	--	--	(101,912)	--	(101,912)
Interim dividend	--	--	--	(136,747)	136,747	--	--	--	0	--	0
Operations with equity holders or owners	0	0	352,716	(596,642)	136,747	5,791	0	0	(101,388)	4,430	(96,958)
Balances at 30 June 2019 (unaudited)	**119,604**	**910,728**	**2,794,647**	**286,880**	**0**	**(49,650)**	**332,109**	**(554)**	**4,393,764**	**492,055**	**4,885,819**
Balances at 31 December 2019	**119,604**	**910,728**	**3,009,599**	**625,146**	**(136,828)**	**(49,584)**	**344,357**	**(903)**	**4,822,119**	**2,023,649**	**6,845,768**
Translation differences	--	--	--	--	--	--	(78,799)	--	(78,799)	6,603	(72,196)
Other comprehensive income for the period	0	0	0	0	0	0	(78,799)	0	(78,799)	6,603	(72,196)
Profit/(loss) for the period	--	--	--	218,247	--	--	--	--	218,247	43,429	261,676
Total comprehensive income for the period	0	0	0	218,247	0	0	(78,799)	0	139,448	50,032	189,480
Net change in treasury stock	--	--	--	--	--	5,814	--	--	5,814	--	5,814
Acquisition of non-controlling interests	--	--	408,675	--	--	--	--	--	408,675	(408,675)	0
Other changes	--	--	(11,115)	--	--	--	--	--	(11,115)	10,829	(286)
Distribution of 2019 profit											
Reserves	--	--	625,146	(625,146)	--	--	--	--	0	--	0
Dividends	--	--	--	--	--	--	--	--	0	--	0
Interim dividend	--	--	--	--	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	1,022,706	(625,146)	0	5,814	0	0	403,374	(397,846)	5,528
Balances at 30 June 2020 (unaudited)	**119,604**	**910,728**	**4,032,305**	**218,247**	**(136,828)**	**(43,770)**	**265,558**	**(903)**	**5,364,941**	**1,675,835**	**7,040,776**

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) General Information Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the parent company of the Group (hereinafter the Group or Grifols) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, especially haemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California), Clayton (North Carolina), Emeryville (California) and San Diego (California). As a result of the current situation derived from the COVID-19 pandemic, the Company has made its best estimate of the potential impacts based on the information available to date and in accordance with International Financing Reporting Standards (see note 20). (2) Basis of Presentation and Accounting Principles Applied These condensed consolidated interim financial statements for the six-month period ended 30 June 2020 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and specifically, with that provided by the guidelines of International Accounting Standard (hereinafter IAS) 34 on Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2019. The Board of Directors of Grifols, S.A. authorized these condensed consolidated interim financial statements for issue at their meeting held on 28 July 2020. Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. The condensed consolidated interim financial statements of Grifols for the six-month period ended 30 June 2020 have been prepared based on the accounting records maintained by the Group. We also have included for information purposes the three-month period ended 30 June 2020. Accounting principles and basis of consolidation applied Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual accounts as at and for the year ended 31 December 2019. In addition, in 2020 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements: 1

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards		Mandatory application for annual periods beginning on or after: EU effective date	IASB effective date
IAS 1 IAS 8	Amendments to definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Definition of a business (issued on 22 October 2018)	1 January 2020	1 January 2020
IFRS 9 IAS 39 IFRS 7	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020

The application of these standards and interpretations has not had any significant impacts on these condensed consolidated interim financial statements.

At the date these condensed consolidated interim financial statements were authorized for issue, the following IFRS standards, amendments and IFRIC interpretations have been issued by the European Union but their application is not mandatory until future periods as described below:

Standards		Mandatory application for annual periods beginning on or after: EU effective date	IASB effective date
IFRS 16	As a consequence of the Covid 19 - Related Rent concessions (issued on 28 May 2020)	pending	1 June 2020
IFRS 4	Amendments to IFRS 4 Insurance Contracts - deferral to IFRS 19 (issued on 25 June 2020)	pending	1 January 2021
Various	Amendments on 14 May 2020 to: - IFRS 3 Business combinations: references to the Conceptual Framework - IAS 16 Property, Plant and equiment: proceeds before Intended Use - IAS 37 Provisions, Contigent Liabilities and Contigent Assets: Onerous contracts - Cost of Fulfilling a contract - Annual improvements 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41	pending	1 January 2022
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	pending	1 January 2023
IAS 1	Classification of Liabilities as Current or Non-Current (issued on 23 January 2020)	pending	1 January 2023

The Group has not applied any of the standards or interpretations issued prior to their effective date.

2

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies The information contained in these condensed consolidated interim financial statements for the six-month period ended 30 June 2020 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements. • Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment or when there is evidence that impairment could exist. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered that a reasonably possible change in key assumptions could result in impairment of goodwill, a sensitivity analysis has been disclosed in note 6. • Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations. • Evaluation of the capitalization of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects. • Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 17. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the taxation authorities will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from deductible temporary differences to the extent that it is probable that sufficient taxable income will be available against which they can be utilized, based on management estimates on amount and payments of future taxable profits (see notes 4(s) and 28 to the consolidated financial statements as at and for the year ended 31 December 2019). No changes have been made to prior year judgements relating to existing uncertainties (see note 20). The Group is also exposed to interest rate and currency risks. Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year (see note 20). The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2019. 3

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Seasonality of transactions during this period Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2020 in comparison with the financial statements for a full fiscal year. Relative importance When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account. (3) Changes in the Composition of the Group For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2019 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date. The main changes in the scope of consolidation during the interim period ended 30 June 2020 are detailed below: • Shanghai RAAS Blood Products Co. Ltd. In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million SRAAS shares (representing 26.2% of the share capital). Therefore, such transaction does not entail any cash flow movement and no external financing was required to fund it. The exchange ratio determined upon that date, was estimated using different valuation methods, including the stock price for SRAAS and discounted cash flows and market multiples for GDS. On 30 September 2019, Grifols obtained authorization from the US agency, “Committee on Foreign Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CSRC). At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right resulting in an investment in an associate (equivalent to 1,766 million SRAAS shares), because at that date no shares of SRAAS were received. Consequently, as of 31 December 2019, SRAAS was the minority shareholder owning 45% of GDS. This contractual right met the definition of a financial asset under IFRS 9 – Financial Instruments and was classified as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares would be received in SRAAS). Grifols recognised the aforementioned contractual right at the fair value of the GDS shares delivered and subsequently this right was measured based on its fair value through profit or loss. On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares representing 26.2% of the share capital. Following this transaction, Grifols is now the largest shareholder in SRAAS whilst maintaining operating, voting and economic control over GDS. Consequently, the consolidated balance sheet at 30 June 2020 shows no financial asset related to the contractual right, but rather an investment in SRAAS considered as investment in an associate, because GDS exercises significant influence in accordance with the criteria set out in IAS 28 – Investments in Associates and Joint Ventures. The investment in SRAAS has been recognized at stock value at the transaction date. The difference 4

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) between the value of the contractual right at 31 December 2019 and the listing value of SRAAS at 30 March 2020 has amounted to Euros 56,526 thousand and has been recognized as finance income in the consolidated statement of profit and loss (see note 14). The impact on the consolidated statement of profit and loss resulting from the investment in an associate is included under operating profit and shown as “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, as SRAAS is a company operating in the plasma-derivatives sector. Transaction costs have been recognized as part of the investment value and have amounted to Euros 31,356 thousand. Movement in SRAAS’ investment for the six-month period ended 30 June 2020 is as follows: Thousand of Euros 30/06/2020 Balance at 1 January --Acquisition of investment in equity accounted investee Share of p rofit / (losses) Share of other comp rehensive income / translation differences 1,804,619 6,779 (17,387) Balance at 30 June 1,794,011 As of 30 June 2020, the stock market capitalization of SRAAS amounts to CNY 57,027 million. • Plasmavita Healthcare GmbH In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma centers in Germany. On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained invariable after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following has been concluded: - Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to decide on key business decisions. Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee. Grifols has the casting vote to distribute dividends. - - Considering the above, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated. Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are provided below: 5

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
Consideration paid	
Cash paid	10,000
Total consideration paid	10,000
Fair value of the previous investment in the company	10,674
Fair value of net assets acquired	21,374
Minority interest	(10,687)
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6)	9,987

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair value Thousands of Euros
Intangible assets (note 7)	177
Rights of use (note 7)	7,856
Property, plant and equipment (note 7)	5,880
Investment in group companies	9,548
Non-current financial assets	5,017
Inventories	1,114
Trade and other receivables	811
Other current assets	805
Cash and cash equivalents	359
Total assets	31,567
Non-current liabilities	(8,936)
Current liabilities	(1,257)
Total liabilities and contingent liabilities	(10,193)
Total net assets acquired	21,374

The resulting goodwill was allocated to the Bioscience segment.

If the acquisition had taken place on 1 January 2020, the net amount of the Group's revenue and profit would not have differed significantly.

The difference between the fair value of the previous investment and the book value amounts to Euros 5,357 thousand and has been recognized as income under "Profit/(loss) of equity accounted investees with similar activity to that of the Group" in the consolidated statement of profit or loss. The minority interest's share of the contribution made amounts to Euros 5 million and has been recognized as a loss under the same line item.

(4) Financial Risk Management Policy

At 30 June 2020 the Group's financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2019.

6

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(5) Segment Reporting

The distribution by business segments of the Group's net revenues for the three- and six-month periods ended 30 June 2020 and 30 June 2019 is as follows:

	Net revenues (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Bioscience	2,158,852	1,920,065	1,118,910	1,004,450
Hospital	57,863	63,443	27,188	32,947
Diagnostic	340,012	348,674	172,136	183,193
Bio supplies	126,718	104,235	62,579	52,713
Other	18,657	11,095	13,513	6,032
Intersegments	(24,761)	(24,152)	(10,304)	(12,752)
Total Revenues	2,677,341	2,423,360	1,384,022	1,266,583

The distribution by geographical area of the Group's net revenues for the three- and six-month periods ended 30 June 2020 and 30 June 2019 is as follows:

	Net revenues (Thousands of Euros)			
Geographical area	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Spain	128,614	132,680	59,072	67,763
Rest of the EU	247,828	258,083	117,771	133,264
USA + Canada	1,844,576	1,648,343	932,425	852,610
Rest of the World	456,323	384,255	274,754	212,946
Total Revenues	2,677,341	2,423,360	1,384,022	1,266,583

*2020 Grifols UK Ltd. figures are reported in Rest of the World. For comparison purposes, 2019 Grifols UK Ltd. figures have been reclassified from EU to Rest of the World.

The distribution by business segments of the Group's consolidated income for the three- and six-month periods ended 30 June 2020 and 30 June 2019 is as follows:

7

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Profit/(loss) (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Bioscience	414,397	523,803	125,194	270,277
Hospital	(8,584)	(5,373)	(2,697)	(718)
Diagnostic	87,234	97,744	50,006	66,068
Bio supplies	8,374	6,043	1,936	4,761
Other	(5,976)	4,650	6,804	9,844
Intersegments	4,005	(579)	5,434	2,327
Total income of reported segments	499,450	626,288	186,677	352,559
Unallocated expenses plus net financial result	(172,305)	(257,989)	(110,808)	(127,112)
Profit before income tax from continuing operations	327,145	368,299	75,869	225,447

(6) Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2020 is as follows:

		Thousands of Euros				
	Segment	**Balance at 31/12/2019**	Business Combination	Disposals	Translation differences	**Balance at 30/06/2020**
Net value						
Grifols UK, Ltd. (UK)	Bioscience	8,107	--	--	(544)	7,563
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,896	--	--	(91)	255,805
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,472	--	--	(75)	9,397
Grifols Therapeutics, Inc. (USA)	Bioscience	1,979,678	--	--	(705)	1,978,973
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,600,950	--	(12,902)	(486)	2,587,562
Kiro Grifols, S.L. (Spain)	Hospital	24,376	--	--	--	24,376
Goetech, LLC. (USA)	Hospital	60,126	--	--	(21)	60,105
Haema, AG. (Germany)	Bioscience	190,014	--	--	--	190,014
BPC Plasma, Inc (formerly Biotest Pharma, Corp.) (USA)	Bioscience	152,948	--	--	(55)	152,893
Interstate Blood Bank, Inc. (USA)	Bioscience	172,862	--	--	(199)	172,663
Plasmavita Healthcare, GmbH (Germany) (see note 3)	Bioscience	--	9,987	--	--	9,987
		5,507,063	9,987	(12,902)	(2,176)	5,501,972

8

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by Management are:

- Bioscience
- Diagnostic
- Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy, the breadth and duration of which remain unknown. While some industries and companies may be more vulnerable than others, the effects of the pandemic have affected social and economic behavior, increasing the overall uncertainty.

Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore are prevented from being suspended.

However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19 (see note 20). Although the underlying business remains robust, this impact together with the deterioration of macroeconomic conditions has recommended to test the Bioscience and Hospital CGU for impairment for the six-month period ended 30 June 2020.

There are no indications of impairment in the Diagnostic CGU since new opportunities arising from COVID-19 pandemic would offset the potential negative impact derived from the crisis.

The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

In the current uncertain environment, the recoverable amount calculations of the Bioscience and Hospital CGU use expected cash flow projections for five years based on two different scenarios considered in respect of COVID-19 impact (base case and worst case) and the assigned weighting of these scenarios according to the following details:

	Main assumption	Assigned weighting
Base case	COVID-19 impact only in 2020	70%
Worst case	COVID-19 impact in 2020 and 2021	30%

9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in calculating impairment testing of the CGUs for 2019 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2.0%	8.8%
Hospital	1.5%	10.8%

The key assumptions used in calculating impairment testing of the CGUs for the six-month period ended 30 June 2020 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	1.8%	8.9%
Hospital	1.3%	11.3%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

The reasonably possible changes considered for the Bioscience and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Hospital	+/-100 bps	+/-100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the Bioscience and Hospital CGU's recoverable amount would not cause the carrying amount to exceed its recoverable amount.

At 30 June 2020 Grifols' stock market capitalization totals Euros 15,795 million (Euros 18,831 million at 31 December 2019).

(7) Other Intangible Assets, Rights of Use and Property, Plant, and Equipment

Movement inother intangible assets, rights of use and property, plant and equipment during the six-month period ended 30 June 2020 is as follows:

10

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2019	2,195,126	761,547	3,445,970	6,402,643
Total depreciation and amortization at 31/12/2019	(693,948)	(57,689)	(1,283,713)	(2,035,350)
Impairment at 31/12/2019	(67,644)	--	(2,712)	(70,356)
Balance at 31/12/2019	1,433,534	703,858	2,159,545	4,296,937
Cost				
Additions	47,236	22,989	145,040	215,265
Business combination (note 3)	177	7,856	5,880	13,913
Disposals	(271)	(8,852)	(6,246)	(15,369)
Transfers	2,994	(399)	(2,999)	(404)
Translation differences	(1,478)	(1,802)	(14,151)	(17,431)
Total Cost at 30/06/2020	2,243,784	781,339	3,573,494	6,598,617
Depreciation & amortization				
Additions (note 13)	(44,455)	(32,003)	(81,758)	(158,216)
Disposals	210	797	5,804	6,811
Transfers	(2,175)	399	2,181	405
Translation differences	948	733	4,536	6,217
Total depreciation and amortization at 30/06/2020	(739,420)	(87,763)	(1,352,950)	(2,180,133)
Impairment				
Additions	(2,977)	--	56	(2,921)
Translation differences	25	--	36	61
Total impairment at 30/06/2020	(70,596)	--	(2,620)	(73,216)
Total balance at 30/06/2020	1,433,768	693,576	2,217,924	4,345,268

At 30 June 2020 there are no indications that these assets have been impaired.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 30 June 2020 is as follows:

11

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Balance at 31/12/2019	Additions	Translation differences	**Balance at 30/06/2020**
Cost of currently marketed products - Gamunex	1,069,042	--	(381)	1,068,661
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(305,865)	(18,199)	497	(323,567)
Accumulated amortisation of currently marketed products - Progenika	(16,254)	(1,190)	--	(17,444)
Net carrying amount of currently marketed products	770,715	(19,389)	116	751,443

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 30 June 2020 the residual useful life of currently marketed products from Talecris is 20 years and 11 months (21 years and 11 months at 30 June 2019).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 30 June 2020 the residual useful life of currently marketed products from Progenika is 2 years and 8 months (3 years and 8 months at 30 June 2019).

(8) Leases

Details of leases at 30 June 2020 and 31 December 2019 are as follows:

Rights of use	Thousands of Euros	
	30/06/2020	31/12/2019
Land and Buildings	677,353	685,405
Machinery	4,129	4,469
Computer equipment	4,335	4,324
Vehicles	7,759	9,660
	693,576	703,858

Lease liabilities	Thousands of Euros	
	30/06/2020	31/12/2019
Non-current	695,321	696,285
Current	44,613	44,405
	739,934	740,690

Movement during the period ended 30 June 2020 is included in note 7 "Other intangible assets, rights of use and property, plant and equipment".

12

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts recognized in the consolidated statement of profit and loss related to lease agreements for the three-month and six-month period ended 30 June 2019 and 2020 are as follows:

Rights of use depreciation	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Buildings	26,941	23,479	13,696	11,797
Machinery	823	854	420	423
Computer equipment	1,511	1,063	915	541
Vehicles	2,728	2,028	1,329	1,084
	32,003	27,424	16,360	13,845

	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Finance lease expenses (note 14)	18,055	16,586	9,117	8,873
	18,055	16,586	9,117	8,873

	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Expenses related to short-term or low-value agreements	7,398	11,008	3,129	5,254
Other operating lease expenses	6,210	6,311	3,579	3,257
	13,608	17,319	6,708	8,511

At 30 June 2020, the Group has paid a total of Euros 40,555 thousand related to lease agreements (Euros 29,880 thousand at 30 June 2019).

The total amount recognized in the balance sheet corresponds to lease agreements in which the Group is the lessee.

(9) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 30 June 2020 and 31 December 2019 are as follows:

13

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	30/06/2020	31/12/2019
Investments in quoted shares	1,951	7
Total Non-current financial assets measured at fair value	1,951	7
Non-current guarantee deposits	6,173	5,433
Other non-current financial assets (a)	59,352	29,504
Non-current loans to related parties	86,332	86,363
Non-current loans to associates (b)	36,912	17,623
Total Non-current financial assets at amortized cost	188,769	138,923

Details of other current financial assets on the consolidated balance sheet at 30 June 2020 and 31 December 2019 are as follows:

	Thousands of Euros	
	30/06/2020	31/12/2019
Other current financial assets (c)	--	1,716,738
Current financial assets measured at fair value	--	1,716,738
Deposits and guarantees	534	713
Other current financial assets (a)	10,860	10,691
Current loans to third parties	923	65
Current loans to associates (b)	--	719
Current financial assets at amortized cost	12,317	12,188

(a) Other financial assets

The closing balance is mainly related to balances with other related parties.

(b) Loans to associates

During fiscal year 2018, the Group granted a line of credit of US Dollars 100 million to Alkahest that bears interest at an annual rate of 5% and falls due on 2021.

At 30 June 2020, Alkahest has drawn down a total amount of US Dollars 40 million (Euros 36,912 thousand). At 31 December 2019, Alkahest had drawn down a total amount of US Dollars 20 million (Euros 18,342 thousand).

(c) Other current financial assets

At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right resulting in an investment in an associate (equivalent to 1,766 million SRAAS shares), because at that date no shares of SRAAS were received. Consequently, as of 31 December 2019, SRAAS was the minority shareholder owning 45% of GDS. This contractual right met the definition of a financial asset under IFRS 9 – Financial Instruments and was classified, at 31 December 2019, as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares would be received in SRAAS).

14

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Grifols recognised the aforementioned contractual right at the fair value of the GDS shares delivered and subsequently this right was measured based on its fair value through profit or loss. On 30 March 2020 the transaction with SRAAS was closed and the Group recognized the investment in SRAAS as an associate (see note 3 (a)). (10) Trade and Other Receivables At 30 June 2020, certain companies of the group had signed sales agreements for credit receivables without recourse with certain financial institutions. The total sum of credit receivables sold without recourse, for which ownership was transferred to financial institutions pursuant to the aforementioned agreements, amounts to Euros 1,282,858 thousand for the six-month period ended 30 June 2020 (Euros 701,153 thousand for the six-month period ended 30 June 2019 and Euros 1,593,260 thousand for the year ended 31 December 2019). The finance cost of receivables sold amounts to Euros 5,027 thousand for the six-month period ended 30 June 2020 (Euros 4,317 thousand for the six-month period ended 30 June 2019) (see note 14). (11) Equity Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms an integral part of the condensed consolidated interim financial statements. (a) Share capital and share premium At 30 June 2020 and 31 December 2019, the Company’s share capital amounts to Euros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. (b) Reserves The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2020, Euros 34,122 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 12,891 thousand at 31 December 2019) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2020 and 31 December 2019 the legal reserve of the Parent amounts to Euros 23,921 thousand. 15

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Treasury stock

At 30 June 2020 and 30 June 2019 the Company does not have Class A treasury stock.

Movement in Class B treasury stock during the six-month period ended 30 June 2020 is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposals Class B shares	(400,421)	(5,814)
Balance at 30 June 2020	3,014,631	43,770

In March 2020 the Group delivered 400,421 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 17 (b)).

Movement in Class B treasury stock during the six-month period ended 30 June 2019 is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2019	3,818,451	55,441
Disposals Class B shares	(398,888)	(5,791)
Balance at 30 June 2019	3,419,563	49,650

In March 2019 the Company delivered 398,888 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 17 (b)).

(d) Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by the respective shareholders at their general meetings and the proposed distribution of profit for the year ended 31 December 2019 is presented in the consolidated statement of changes in equity.

As a result of the current situation derived from the COVID-19 pandemic, the Shareholders meeting has been delayed and it is expected to be held during the last quarter of the year.

For this reason, no dividends were paid during the six-month period ended 30 June 2020.

Dividends paid during the six-month period ended 30 June 2019 were as follows:

	Six-Months Ended 30 June 2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary Shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			101,912

16

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 17 (b)). This commitment is settled using equity instruments and the cumulative accrual amounts to Euros 12,080 thousand in June 2020 (Euros 12,498 thousand in December 2019).

(12) Financial Liabilities

Details of financial liabilities at 30 June 2020 and 31 December 2019 are as follows:

	Thousands of Euros	
Financial liabilities	30/06/2020	31/12/2019
Non-current obligations (a)	2,675,000	2,675,000
Senior secured debt (b)	3,532,582	3,551,300
Other loans	216,169	216,686
Other non-current financial liabilities	23,233	59,981
Non-current lease liabilities (note 8)	695,321	696,285
Loan transaction costs	(336,046)	(353,184)
Total non-current financial liabilities	6,806,259	6,846,068
Current obligations (a)	124,692	109,693
Senior secured debt (b)	35,864	35,872
Other loans	109,062	184,164
Other current financial liabilities	53,811	41,768
Current lease liabilities (note 8)	44,614	44,405
Loan transaction costs	(54,173)	(54,590)
Total current financial liabilities	313,870	361,312

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for a total amount of Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D&i, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate and, a maturity of 10 years with a grace period of 2 years.

On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 30 June 2020 and 31 December 2019, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 233,750 thousand.

17

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Senior Notes

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear interest at an annual rate of 2.25% and 1.625%, respectively. On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear interest at an annual rate of 3.20%. On 2 May 2017 the notes were admitted to listing on the Irish Stock Exchange.

The total principal plus interest payable of the Senior Notes is detailed as follows:

	Senior Unsecured Notes	Senior Secured Notes
	Principal+Interest in Thousands of Euros	Principal+Interest in Thousands of Euros
Maturity		
2020	16,000	16,016
2021	32,000	32,031
2022	32,000	32,031
2023	32,000	32,031
2024	32,000	32,031
2025	1,016,000	929,678
2026	0	17,325
2027	0	787,325
Total	1,160,000	1,878,469

(b) Senior Secured Debt

Current loans and borrowings include accrued interest amounting to Euros 4,333 thousand at 30 June 2020 (Euros 6,266 thousand at 31 December 2019).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B ("TLB"), which amounts US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

The costs of refinancing the senior debt amounted to Euros 93.6 million.

The terms and conditions of the senior secured debt are as follows:

- **Tranche B**: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros.
  - **Tranche B in US Dollars**:
    - Original principal amount of US Dollars 2,500 million.
    - Applicable margin of 200 basis points (bp) linked to US Libor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027

18

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Tranche B in Euros:**
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) linked to Euribor.
  - Quasi-bullet repayment structure.
  - Maturity in 2027

Details of the Tranche B by maturity at 30 June 2020 are as follows:

	Tranche B in US Dollars			Tranche B in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2020	US Dollars	12,500	11,132	Euros	6,800
2021	US Dollars	25,000	22,264	Euros	13,600
2022	US Dollars	25,000	22,264	Euros	13,600
2023	US Dollars	25,000	22,264	Euros	13,600
2024	US Dollars	25,000	22,264	Euros	13,600
2025	US Dollars	25,000	22,264	Euros	13,600
2026	US Dollars	25,000	22,264	Euros	13,600
2027	US Dollars	2,325,000	2,070,532	Euros	1,264,800
Total	US Dollars	2,487,500	2,215,248	Euros	1,353,200

- **US Dollar 1,000 million committed credit revolving facility:** On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) linked to US Libor. At 30 June 2020 no amount has been drawn down on this facility.

The total principal plus interest of Tranche B Senior Loan is as follows:

	Thousand of Euros
	Tranche B Senior Loan
Maturity	
2020	57,108
2021	112,990
2022	112,207
2023	111,425
2024	110,849
2025	109,862
2026	109,079
2027	3,398,674
Total	4,122,194

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 70% of the consolidated assets and consolidated EBITDA of the Group.

19

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(13) Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Cost of sales	563,519	474,304	288,298	240,474
Research and development	56,399	52,597	27,891	27,085
Selling, general & administrative expenses	205,139	188,193	102,319	94,016
	825,057	715,094	418,508	361,575

Details of amortization and depreciation expenses by function are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Cost of sales	100,048	95,689	50,927	47,832
Research and development	13,337	10,712	7,255	5,358
Selling, general & administrative expenses	44,831	42,529	22,461	21,253
	158,216	148,930	80,643	74,443

20

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(14) Finance Result

Details are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2020	Six-Months Ended 30 June 2019	Three-Months Ended 30 June 2020	Three-Months Ended 30 June 2019
			Not reviewed	Not reviewed
Finance income	4,580	10,621	1,982	4,982
Finance cost from Senior Unsecured Notes	(42,667)	(18,028)	(21,233)	(9,082)
Finance cost from Senior debt	(63,065)	(143,173)	(29,260)	(72,196)
Finance cost from sale of receivables (note 10)	(5,027)	(4,317)	(3,005)	(2,160)
Capitalised interest	9,102	6,919	4,349	3,518
Finance lease expense (note 8)	(18,055)	(16,586)	(9,117)	(8,873)
Other finance costs	(6,568)	(4,491)	(3,460)	(2,486)
Finance costs	(126,280)	(179,676)	(61,726)	(91,279)
Impairment financial instruments	--	(880)	--	(449)
Change in fair value of financial instruments (note 3)	56,526	--	--	--
Exchange differences	(10,755)	2,402	661	1,434
Finance result	(75,929)	(167,533)	(59,083)	(85,312)

(15) Taxation

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group's consolidated effective tax rate is 20% for the six-month period ended 30 June 2020 and for the six-month period ended 30 June 2019.

Regarding income tax audits, during the six-month period ended 30 June 2020, the Group has received notification of an inspection of Grifols International, S.A. for 2014 to 2016 for corporate income tax and 2015 to 2016 for VAT and withholding tax.

(16) Discontinued operations

The Group has not discontinued any operations for the six-month periods ended 30 June 2020 and 2019.

21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (17) Contingencies and Commitments (a) Contingencies Details of legal proceedings in which the Company or Group companies are involved are as follows: • ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC. Served: 20 November 2018 Contract Dispute Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement. NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Several meeting with executives and counsel took place in June, September and October 2019. Notice of arbitration filed on 4 December 2019. Siemens filed counterclaims on 10 December 2019. Parties identified prospective arbitrators for panel. Negotiation over arbitrator selection is continuing. Likewise, the parties jointly agreed the calendar of the arbitrary procedure. • ABBOTTLABORATORIESv.GRIFOLSDIAGNOSTICSOLUTIONSINC.,GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC. Served: 8 October 2019 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference. On the 5th February the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding to reach a settlement agreement. No satisfactory settlement was reached. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing has already been held and the parties are currently awaiting the decision of the arbitror. (b) Commitments • Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs). Grifols Class B Shares and Grifols ADS are valued at grant date. 22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU. At 30 June 2020, the Group has settled the RSU plan of 2017 for an amount of Euros 7,509 thousand (Euros 8,414 thousand at 30 June 2019 regarding RSU plan of 2016). This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2020 as share based payments costs of employees is Euros 12,080 thousand (Euros 12,498 thousand at December 2019). 23

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(18) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousands of Euros 30/06/2020										
	Carrying amount						Fair Value			
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	1,951	--	--	--	1,951	1,951	--	--	1,951
Trade receivables	--	--	373,891	--	--	373,891	--	373,891	--	373,891
Financial assets measured at fair value	--	**1,951**	**373,891**	--	--	**375,842**				
Non-current financial assets	188,770	--	--	--	--	188,770				--
Other current financial assets	12,317	--	--	--	--	12,317				
Trade and other receivables	137,505	--	--	--	--	137,505				
Cash and cash equivalents	878,406	--	--	--	--	878,406				
Financial assets not measured at fair value	**1,216,998**	--	--	--	--	**1,216,998**				
Senior Unsecured & Secured Notes	--	--	--	(2,592,650)	--	(2,592,650)	(2,650,215)	--	--	(2,650,215)
Promissory Notes	--	--	--	(111,590)	--	(111,590)				
Senior secured debt	--	--	--	(3,273,679)	--	(3,273,679)	--	(3,469,559)	--	(3,469,559)
Other bank loans	--	--	--	(325,232)	--	(325,232)				
Lease liabilities	--	--	--	(739,934)	--	(739,934)				
Other financial liabilities	--	--	--	(77,044)	--	(77,044)				
Other non-current debts	--	--	--	--	(982)	(982)				
Trade and other payables	--	--	--	(685,031)	--	(685,031)				
Other current liabilities	--	--	--	--	(163,574)	(163,574)				
Financial liabilities not measured at fair value	--	--	--	(7,805,160)	(164,556)	(7,969,716)				
	1,216,998	**1,951**	**373,891**	**(7,805,160)**	**(164,556)**	**(6,376,876)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

24

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros									
	31/12/2019									
	Carrying amount						Fair Value			
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	--	--	--	7	7	--	--	7
Other current financial assets	--	1,716,738	--	--	--	1,716,738	--	--	1,716,738	1,716,738
Trade receivables	--	--	298,346	--	--	298,346	--	298,346	--	298,346
Financial assets measured at fair value	--	**1,716,745**	**298,346**	--	--	**2,015,091**				
Non-current financial assets	138,923	--	--	--	--	138,923	--	--	--	--
Other current financial assets	12,188	--	--	--	--	12,188				
Trade and other receivables	153,960	--	--	--	--	153,960				
Cash and cash equivalents	741,982	--	--	--	--	741,982				
Financial assets not measured at fair value	**1,047,053**	--	--	--	--	**1,047,053**				
Senior Unsecured & Secured Notes	--	--	--	(2,576,935)	--	(2,576,935)	(2,749,557)	--	--	(2,749,557)
Promissory Notes	--	--	--	(100,267)	--	(100,267)				
Senior secured debt	--	--	--	(3,286,889)	--	(3,286,889)	--	(3,623,233)	--	(3,623,233)
Other bank loans	--	--	--	(400,850)	--	(400,850)				
Lease liabilities	--	--	--	(740,690)	--	(740,690)				
Other financial liabilities	--	--	--	(101,749)	--	(101,749)				
Debts with associates	--	--	--	(1,258)	--	(1,258)				
Other non-current debts	--	--	--	--	(983)	(983)				
Trade and other payables	--	--	--	(747,514)	--	(747,514)				
Other current liabilities	--	--	--	--	(197,399)	(197,399)				
Financial liabilities not measured at fair value	--	--	--	**(7,956,152)**	**(198,382)**	**(8,154,534)**				
	1,047,053	**1,716,745**	**298,346**	**(7,956,152)**	**(198,382)**	**(5,092,390)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

25

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, there is no significant impact for the Group (see note 20).

In this context, Grifols made an assessment of possible changes in the credit risk through the estimation of the expected credit loss model, to ensure that it is reflecting the global economic impact of COVID-19. This assessment took into consideration available information on past events, current situation and future economic forecasts having potential impact on the credit risk. The update of the model mainly entailed the application of an incremental coefficient to the historical default rate to reflect the greater uncertainty regarding future economic scenarios and its impact on the expected credit loss. Based on the available information, it was concluded that there is no significant impact on the credit portfolio bad debt impairment as a result of the economic consequences of COVID-19. In addition, at 30 June, 2020, no significant changes were observed in the payment profile of the main customers with which Grifols holds outstanding balances that are not subject to credit right sales and purchaseswith financial institutions.

(19) Related Parties

Transactions with related parties have been performed as part of the Group's ordinary course of business and have been performed at arm's length.

Group transactions with related parties during the six-month period ended 30 June 2020 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net sales	5,456	--	--	--
Purchases of inventory	(30)	--	--	--
Other service expenses	(14,687)	--	(7,363)	--
Purchases of fixed assets	--		(13,500)	
Remuneration	--	(8,486)	--	(2,500)
Finance income	783	--	--	--
	(8,479)	(8,486)	(20,863)	(2,500)

Group transactions with related parties during the six-month period ended 30 June 2019 were as follows:

26

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net Sales	4,253	--	--	--
Purchases of inventory	(43,875)	--	--	--
Other service expenses	(13,575)	--	(1,572)	(220)
Remuneration	--	(9,545)	--	(2,572)
Finance costs	(125)	--	--	--
Finance income	1,516	--	--	--
	(51,806)	(9,545)	(1,572)	(2,792)

Group transactions with related parties during the three-months period ended 30 June 2020 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net sales	2,231	--	--	--
Purchases of inventory	(25)	--	--	--
Other service expenses	(6,542)	--	(5,172)	--
Purchases of fixed assets	--	--	(13,500)	--
Remuneration	--	(4,189)	--	(1,250)
Finance income	461	--	--	--
	(3,875)	(4,189)	(18,672)	(1,250)

Group transactions with related parties during the three-months period ended 30 June 2019 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net Sales	2,240	--	--	--
Purchases of inventory	(10,789)	--	--	--
Other service expenses	(6,976)	--	(1,471)	--
Operating lease expenses	--	(4,715)	--	(1,285)
Remuneration	(38)	--	--	--
Finance costs	789	--	--	--
	(14,774)	(4,715)	(1,471)	(1,285)

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand. For the payment of the aforementioned sale amount, Scranton signed a loan

27

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) agreement dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. Interest on this loan is 2%+EURIBOR and it falls due on 28 December 2025. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2019, certain Company directors and key management personnel are entitled to termination benefits. (20) COVID-19 Impact The exceptional situation generated by the COVID-19 outbreak affected plasma donations in the second quarter of the year. In addition, despite the continued operations of Grifols’ plasma centers and manufacturing facilities, the measures adopted did not allow the company to operate at the projected manufacturing capacity. Taking into account the extraordinary aforementioned event, and in accordance to the precepts established in NIC 2 “Inventories”, Grifols has proceeded to recognize an estimated loss of Euros 205 million based on information available to date. This loss stems primarily from lower-than-expected capacity utilization and has affected the sales cost line of the consolidated profit-and-loss account for the first half of 2020 to adjust the estimated valuation of inventory due to COVID-19. Grifols has also implemented a containment plan of operating expenses, which is expected to yield a positive impact of Euros 100 million on the 2020 consolidated profit-and-loss account. As of June 30, 2020, the company had recorded a Euros 20 million reduction in operating expenses. In this regard, the net impact on the consolidated profit and loss accounts as of June 30, 2020 has amounted to Euros 185 million. At the same time, Grifols adopted a proactive approach to bolster its already-solid liquidity position. In May 2020, Grifols finalized the upsizing of its multicurrency revolving credit line from US Dollars 500 million to US Dollars 1,000 million, with maturity in November 2025. As of June 30, 2020, Grifols’ cash positions stand at Euros 878 million, which combined with approximately Euros 978 million in undrawn lines of credits, bring its liquidity position to more than Euros 1,850 million. Based on the evolution and duration of the COVID-19 pandemic, Grifols will continue to evaluate its potential impacts on the group’s financial position, operational performance and cash flows. (21) Subsequent events On 20 July 2020, Grifols has executed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centres located in the United States, for a total consideration of US$460M, on a debt free basis. The consideration will be paid with Grifols' own cash resources, and upon the consummation of the Transaction certain net worth, working capital and cash targets have been guaranteed. The Facilities are currently in the process of obtaining needed licenses and regulatory approvals by competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will 28

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M litres. Grifols plans to be ready to manufacture IVIG and Albumin in the Facilities to supply the Canadian market starting in 2023. The Collection Centres achieved a collection volume of 350,000 litres of plasma in 2019. Upon the consummation of the Transaction, and by means of a plasma supply agreement, Grifols has also committed to supplying certain output of plasma arising out of the Collection Centres to GC Pharma for a 24-month period. The consummation of the Transaction is subject to regulatory approvals and is expected to close prior to the end of 2020. 29

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six months period ended June 30, 2020 condensed consolidated interim financial statements and related footnotes. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. See the section “Cautionary Statement Regarding Forward-Looking Statements” included in this document. Grifols continues to advance amid the current global crisis caused by COVID-19. In the first half of 2020, revenues grew 10.5% (8.4% cc1) to EUR 2,677.3 million, driven by the solid performance of the Bioscience Division, which increased by 12.4% (10.2% cc) to EUR 2,158.9 million. In the second quarter, the Bioscience Division’s revenues grew by 11.4% (9.5% cc) to EUR 1,118.9 million, thanks to robust immunoglobulin sales in the U.S., including hyperimmune immunoglobulins; solid albumin sales, especially in China; and new product launches. The Diagnostic Division’s revenues totaled EUR 340.0 million in the first six months of 2020, falling 2.5% (-3.6% cc) compared to the EUR 348.7 million reported in the same period last year. T he main factor behind this decline is a downturn in the sales of solutions used to screen blood and plasma donations as a consequence of COVID-19. In this same regard, the Hospital Division’s revenues fell by 8.8% (-8.0% cc) to EUR 57.9 million and were negatively impacted by a slowdown in hospital investments and treatments. The Bio Supplies Division recorded EUR 126.7 million in sales, denoting a 21.6% (19.0% cc) increase from the previous year thanks to the growth in sales of biological products for non-therapeutic use, which continues to grow significantly. As anticipated in June and based on the information available to date, Grifols recognized an estimated impact of EUR 205 million in the 2020 fiscal year to adjust its inventory value mainly due to COVID-19. This impact stems primarily from lower-than-expected capacity utilization and has been recognized in the gross margin line in the second-quarter profit and loss account. Although Grifols has taken every measure necessary to protect the safety of donors and personnel in all of its facilities, the efforts to boost plasma centers during the COVID-19 outbreak, and the fact that plasma industry has been called “essential infrastructure”, collections have been impacted by stay-at-home orders and social-distancing measures, amongst others. The situation is still uncertain and difficult to predict in the long run but, based on the information today, it is estimated that Grifols plasma collection expect to have a net impact of 10% in terms of plasma availability in 2020 compared to 2019. Grifols will also continue to enhance its plasma sourcing and global product distribution to make sure that patients who need its plasma-derived medicines receive them. Over the last years, Grifols has heavily been investing in plasma capabilities and has added plasma centers-up to 300 today, in the US and Germany. In Germany, Grifols’ plasma centers are witnessing a fast recovery and plasma collected to date exceed plasma volumes for the same period of 2019. Grifols will continue to monitor any potential impacts on its operations and will take all necessary actions to mitigate any potential effect in its supply chain. Grifols has also implemented an operating expenses containment plan, which is estimated to generate a positive impact of EUR 100 million in the 2020 profit and loss account. In this regard, the company recorded a 1 Constant currency (cc) excludes exchange rate fluctuations over the period. 1

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) EUR 20 million reduction in operating expenses in the second quarter of the year. As of June 30, 2020, the net impact before taxes totals EUR 185 million. The gross margin reported stands at 38.8% for the first half of the year. The gross margin core2 is 47.2% (47.6% in the same period in 2019). The gross margin core of the second quarter is 47.7%. Reported EBITDA amounted to EUR 579.9 million, representing a 21.7% margin. EBITDA core2 totaled EUR 731.4 million (EUR 661.7 million in the first half of 2019), which denotes 28.0% over revenues (28.6% in the second quarter) (28.1% in the first half of 2019; 29.3% in the second quarter of 2019). R+D+i and CAPEX investments totaled EUR 312.4 million (EUR 296.3 million as of June 30, 2019), underscoring the company’s growth strategy on the basis of a sustainable and long-term business model. As part of its longstanding social commitment, Grifols continues to promote its research efforts to help combat COVID-19. Total net R+D+i investments amounted to EUR 166.8 million (EUR 167.7 million in the first half of 2019) taking into account in-house, external and investee-led projects. The company is spearheading a project to develop an immunoglobulin with SARS-CoV-2 antibodies using plasma from recovered COVID-19 patients. The production of a potential passive immunization therapy is already underway in Grifols’ Clayton (North Carolina, USA) facility, which has been specifically designed to process specialty immunoglobulins. Grifols also continues to advance on a clinical trial in Spain to assess the efficacy of high-dose intravenous immunoglobulin to stabilize or improve the health of COVID-19 patients, as well as several studies on the potential benefits of convalescent plasma. Furthermore, Grifols has allocated EUR 145.6 million (EUR 128.6 million in the first half of 2019) to capital investments (CAPEX). The start of the validation process of the new fractionation plant in Clayton, with a capacity to fractionate 6 million liters of plasma per year is noteworthy. The company is on schedule with the initial timetable and expects the facilities to be operational by the first quarter of 2021. The financial result was EUR 75.9 million in the first half of the year. This result includes the EUR 47 million reduction in financial expenses due to the debt refinancing process that was closed in November 2019; the negative impact of EUR 10.8 million due to exchange rate variations; and the positive EUR 56.5 million impact from the accounting recognition related to the investment at the closing of the Shanghai RAAS transaction in the first quarter of 2020. Reported net profit totaled EUR 218.2 million, mainly affected by COVID-19 impacts. As of June 30, 2020, adjusted net profit amounts to EUR 350.1 million (EUR 325.2 million in 2019). Excluding the impact of IFRS 163, the net financial debt totaled EUR 5,501.9 million and the net financial debt over EBITDA ratio was 4.43 times. Excluding the net impact of COVID-19, the ratio stood at 3.85 times. In the second quarter of 2020, Grifols took additional measures to strengthen its liquidity position, which includes the upsizing of its multicurrency revolving credit facility from US$ 500 million to US$ 1,000 million, with maturity in November 2025. The expansion of this credit facility will not increase the company’s indebtedness and its terms and conditions are in line with the ones signed in November 2019, when Grifols completed its debt refinancing process. As of June 30, 2020, Grifols’ cash positions reached EUR 878.4 million which, when added to EUR 1,000 million in undrawn lines of credit, bring its liquidity position to approximately EUR 1,900 million. 2 Excludes non-recurring items, including COVID-19 and plasma sold to third parties impacts from Haema and Biotest. 3 As of June 30, 2020, the impact of IFRS 16 on total debt was EUR 739.9 million. 2

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) After the refinancing process closed in November 2019, Grifols does not face significant maturity repayments or down payments until 2025. The company is equipped to respond to the demands of the current context and remains committed to its long-term growth strategy. PERFORMANCE BY DIVISION Bioscience Division The Bioscience Division maintained its upward trend in the first half of the year and continued to serve as ; the company’s main engine for growth, expanding 12.4% (10.2% cc) to EUR 2,158.9 million. Sales grew by 11.4% (9.5% cc) in the second quarter, fueled by robust demand for the main proteins, especially immunoglobulins and albumin, as well as new product launches such as Xembify® and VISTASEALTM. Demand for immunoglobulins in markets with the highest consumption per capita remains very solid, with double-digit growth. In recent years, Grifols has made a concerted effort to expand its product portfolio to meet the evolving needs of patients, offering a range of immunoglobulins delivered in both intravenous and subcutaneous administration routes. Alpha-1 antitrypsin continues as one of the division’s main drivers and maintains positive sales performance in countries such as the U.S. Furthermore, the company continues its efforts to offer new products and presentations. In the second quarter of the year, the FDA approved Prolastin®-C Liquid in 0.5g-and 4g-sized vials. At present, Grifols has three presentations to adapt to patients’ treatment needs. Albumin sales grew significantly in China, despite the decline in the first two months of the year in the wake of COVID-19. Also worth mentioning are the sales of biological sealant, developed and manufactured by Grifols as a surgical bleeding-control solution using a combination of two plasma proteins (fibrinogen and thrombin). Launched in the last quarter of 2019, this fibrin sealant is sold and distributed by Ethicon under the trade name VISTASEALTM. ; Diagnostic Division The Diagnostic Division reached EUR 340,0 million in revenues in the first half of 2020, falling 2.5% ( - 3.6% cc) from the EUR 348.7 million reported in the same period in 2019. Sales of NAT technology systems (Procleix® NAT Solutions), which uses Transcription Mediated Amplification (TMA) to screen blood and plasma donations, were impacted by the COVID-19 outbreak. This led to a decline in blood and plasma donations, particularly in the U.S. Nevertheless, Grifols’ unique diagnostic test to detect SARS-CoV-2 is making positive progress. TMA is a commonly used technique in transfusion centers, blood banks and plasma centers around the world due to both its high sensitivity and capacity to automatically manufacture large volumes of samples. Grifols continues its efforts to offer innovative solutions that optimize the productivity and improve the operations of its blood banks. In the second quarter, its Procleix Panther® system, equipped with Automation Ready Technology (ART), received FDA approval for use in the U.S. with approved screening systems for HIV, Zika, hepatitis C and hepatitis B, among others. As of October 2019, this system will also be available in all markets that accept the European CE mark. The blood-typing line, which includes both analyzers (Erytra®, Erytra-Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums), grew in the most important markets in the first half of 2020, especially in China, the United States and Turkey. 3

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) ; Hospital Division The Hospital Division reported EUR 57.9 million in revenues in the first half of 2020, a reduction of 8.8% (-8.0%) as a result of lower hospital investments observed in the second quarter due to COVID-19. The main lines of businesses that were impacted are Pharmatech, as well as intravenous solutions and medical devices. This decline was partially offset by an upturn in sales of third-party manufacturing services. ; División Bio Supplies The Bio Supplies Division totaled EUR 126.7 million in the first six months of the year, a 21.6% (19% cc) increase from the same period in the previous year. The division primarily oversees the sale of biological products for non-therapeutic use, which reported a notable increase in sales. It also includes third-party plasma sales by Haema and Biotest, which totaled EUR 65.7 million in the first half of the year (EUR 28.9 million in the second quarter of 2020). INVESTMENT OPERATIONS: R+D+i , ACQUISITIONS AND CAPEX ; Results of Grifols’ AMBAR clinical trial published in Alzheimer's & Dementia: The Journal of The Alzheimer’s Association Alzheimer's & Dementia: The Journal of the Alzheimer's Association, the prestigious peer-reviewed scientific journal, has published the results of Grifols’ AMBAR study. This clinical trial was designed to assess the effects of plasma protein replacement therapy in patients experiencing either mild or moderate stages of Alzheimer's disease (AD). The findings of the AMBAR clinical trial demonstrate a delay in the cognitive and functional decline in AD patients when their plasma is replaced with albumin and immunoglobulin (plasma-derived proteins) following the process of plasma extraction, using the plasmapheresis technique. The results reveal a positive impact in reducing the progression of Alzheimer's symptoms in patients treated over a 14-month period compared to untreated patients. The publication reflects more than 15 years of Grifols’ research and reinforces the potential for plasma therapies to treat complex diseases. ; First manufactured batches of anti-SARS-CoV-2 hyperimmune immunoglobulin for clinical trials Grifols has completed the first manufactured batches of its anti-SARS-CoV-2 hyperimmune immunoglobulin and they have been delivered to be used in clinical trials. This medicine specifically targets SARS-CoV-2 by providing passive immunity to infected patients and boosting their immune system’s ability to fight the disease. The therapy, which could be used for both prevention and immediate treatment of COVID 19, will undergo clinical trials this summer to test its safety and efficacy. The anti-SARS-CoV-2 hyperimmune immunoglobulin has the potential to be a highly specific, pure and safe medicine that delivers a high and consistent concentration of protective antibodies against the novel coronavirus. Since April, Grifols has moved quickly to collect COVID-19 convalescent plasma for its anti-SARS-CoV-2 hyperimmune immunoglobulin in more than 245 Grifols U.S. donation centers from donors who have met the highest eligibility criteria. Their plasma, rigorously tested and quality controlled, had high levels of anti - SARS-CoV-2 neutralizing antibodies. 4

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Grifols is applying its vast expertise in epidemic settings to combat the current pandemic. During the last Ebola outbreak in Liberia in 2014, it collected convalescent plasma and activated its special facility in Clayton, North Carolina, purposely built, equipped and staffed to produce medicines for infectious diseases. The efforts form part of a collaboration agreement with U.S. government entities, including the Food and Drug Administration (FDA), the National Institutes of Health (NIH) and the Biomedical Advanced Research Development Authority (BARDA), among other healthcare agencies. In addition to controlled clinical trials in the U.S., Grifols is working on a European clinical trial of a hyperimmune immunoglobulin using convalescent plasma collected in Europe. ; Strategic agreement to acquire a fractionation facility and two purification facilities in Canada, along with 11 U.S. plasma centers In July 2020, Grifols agreed to acquire the South Korean GC Pharma Group's plasma fractionation facility and two purification plants in Montreal and 11 U.S. plasma collection centers for a total transaction amount of US$ 460 million. The transaction is part of Grifols’ sustainable global growth strategy to expand plasma collection and fractionation capacity to ensure patients worldwide have safe and secure access to life-saving plasma-derived medicines. Most importantly, this strategic acquisition will strengthen Grifols’ presence in Canada, building on a legacy of partnership in Canada’s blood system. For more than three decades, Grifols has been a fractionator of Canadian plasma under contract manufacturing services, providing trusted plasma-derived medicines for Canadian patients and their healthcare providers. Throughout these many years, Grifols has gained firsthand knowledge of the Canadian healthcare system. This transaction further demonstrates Grifols’ commitment to supporting domestic self-sufficiency and security of plasma-protein product supply. No additional financing will be required for the acquisition. Once the facilities are fully licensed and approved, Grifols will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. Grifols plans to be ready to manufacture IVIG and Albumin in these facilities in order to supply the Canadian market starting in 2023. As part of this transaction, by means of a plasma-supply agreement, Grifols has also committed to supplying a certain output of plasma coming from the Green Cross Collection Centers to GC Pharma (Group) for a 24-month period. The collection centers achieved a collection volume of 350,000 litres of plasma in 2019. The completion of the transaction is subject to regulatory approvals and is expected to close prior to the end of 2020. ; Collaboration and license agreement with Rigel Pharmaceuticals In line with its strategy to enhance its product portfolio through licensing agreements of complementary medicines, Grifols began distributing TAVLESSE® (fostamatinib) in July 2020 for the treatment of chronic immune thrombocytopenia (ITP) in adult patients refractory to other treatments. The product is already available in Germany and the United Kingdom, with a phased rollout planned over the next 18 months across the rest of Europe. Grifols has exclusive commercial rights in Europe and Turkey for ITP and all future indications after signing a collaboration and license agreement with the U.S. biotech firm Rigel Pharmaceuticals in January 2019. 5

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) ; Capital investments to guarantee sustainable growth Grifols’ R+D+i and CAPEX investments sustain and emphasize the companies’ commitment to growth and long-term vision, as well as its continued efforts to contribute to mitigating the healthcare emergency triggered by COVID-19. The company announced plans to invest EUR 130 million to the first phase towards expanding its Barcelona plant. It purchased a 47,274 m2 plot to build a Bioscience Division plant and expand the manufacturing, logistical and research capacity of the Diagnostic Division. Moreover, Grifols plans to invest more than US$ 350 million in the Clayton industrial complex for the construction of a new plasma fractionation plant, a logistics warehouse, and service infrastructures. NON-FINANCIAL INFORMATION: COMMITMENT TO EMPLOYEMENT, ENVIRONMENTAL MANAGEMENT & SOCIAL INITIATIVES ; Grifols remains committed to employment Employees have always been a top priority at Grifols. Hence, since the onset of the pandemic, the company adopted all necessary prevention measures recommended by global health authorities to guarantee employees’ safety in all of its facilities. Grifols’ commitment to its workforce translated into a range of initiatives that allowed the company to continue operations in its centers and manufacturing facilities. Among these initiatives, the flexibility agreements via shifts and teleworking in non-manufacturing roles via the use of video-conferencing platforms and other work-from-home tools are most remarkable. Thanks to these measures, the company has been able to avoid temporary staff lay-offs in all of its operating countries. A contingency plan and de-escalation “return to normality” plan was also implemented, maintaining the organizational and safety measures. As part of this plan, employees in Spain underwent two rounds of COVID-19 tests, including analyses to detect the virus and antibodies, and a standardized sampling procedure that was rolled out in most of Grifols’ subsidiaries. Grifols’ workforce grew by 1% in the first half of 2020 compared to the same period in 2019, reaching 24,162 employees. Especially noteworthy are the increases in the rest of the world (ROW), which expanded by 7% to 2,560 employees and Spain, where the workforce grew 6% to 4,383 professionals. In North America, the employee base fell by 1.5% to 17,219 people. Average seniority at Grifols is 5.9 years and the average employee age is 38 years. The company promotes equal opportunity between men and women. As of June 30, 2020, men make up 40% of the employee base and women, 60%. Grifols was also able to continue offering employee development and leadership initiatives thanks to its digital transformation process that was implemented in recent years. In this regard, the company reported an average of 47 training hours per employee in the first half of 2020. ; Environmental management Grifols approved its 2020-2022 Environmental Program during the first six months of the year. This plan builds on the corporate commitments established for 2030, which include reducing CO2 emissions by 40%, improving energy efficiency by 15% and obtaining 70% of electricity from renewable energy sources, among other objectives. Among all of the actions developed in the first half of 2020, two of them stand out: first, the installation and operational launch of a 100 kW photovoltaic plant in Grifols’ industrial complex in Las Torres de Cotillas 6

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) (Murcia), which will cut CO2 emissions by 39 annual equivalent tons; and second, a feasibility study on the purchase of green energy carried out through a Power Purchasing Agreement (PPA) in Spain. Energy audits were also conducted in Haema’s installations in Germany, including its donation centers, laboratories and headquarters. Also important to note in the first half of the year was the conferral of the Green Globes certificate to the new fractionation plant in Clayton, awarded by the Green Building Initiative (GBI). This building emits 1,500 tons less of CO2 equivalent per year than a standard building. Grifols also signed a collaboration agreement with the RIVUS Foundation for 2020-2022 to protect the biodiversity of the land surrounding the Besòs and Tordera rivers (Barcelona, Spain). Lastly, Grifols’ facilities in Spain satisfactorily passed the ISO 14001 recertification audits for Environmental Management Systems in the first half of the year. The audit for the Bioscience Division in the Los Angeles (California, USA) facilities had to be postponed until 2021 due to COVID-19 restrictions. ; Social initiatives From the start of the pandemic, Grifols has continuously mobilized human and financial resources to support food campaigns and provide technical and logistical assistance to hospitals for the storage, preparation and dispensing of medicines in addition to offering support to remodel and expand facilities to treat COVID-19 patients. The company also made several donations of personal protective equipment in the countries most afflicted by the pandemic such as Spain and the United States. At the same time, Grifols’ Probitas Foundation distributed more than 1,000 prepaid grocery cards across 24 municipalities in Cataluña, Madrid and Murcia to families with minors. The initiative was carried out by Grifols’ Probitas Foundation within the framework of its Child Nutrition Support Program to ensure children had access to at least one meal a day while school lunchrooms are closed. Risks At 30 June 2020 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2019. 7

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Key financial metrics for the first half of 2020:

In millions of euros except % and EPS	1H 2020	1H 2019	% Var
NET REVENUES	**2.677,3**	**2.423,4**	10,5%
GROSS MARGIN CORE[1]	47,2%	47,6%	
GROSS MARGIN	38,8%	46,5%	
EBITDA CORE[1]	**731,4**	**661,7**	10,5%
% Net revenues	*28,0%*	*28,1%*	
EBITDA REPORTED	**579,9**	**696,8**	(16,8%)
% Net revenues	*21,7%*	*28,8%*	
GROUP PROFIT	**218,2**	**286,9**	(23,9%)
% Net revenues	*8,2%*	*11,8%*	
ADJUSTED[2] GROUP PROFIT	**350,1**	**325,2**	7,7%
% Net revenues	*13,1%*	*13,4%*	

CAPEX	**145,6**	**128,6**	13,2%
R&D NET INVESTMENT	**166,8**	**167,7**	(0,5%)
EARNINGS PER SHARE (EPS) REPORTED	**0,32**	**0,42**	(23,9%)

	June 2020	December 2019	% Var
TOTAL ASSETS	**15.597,5**	**15.542,6**	0,4%
TOTAL EQUITY	**7.040,8**	**6.845,8**	2,8%
CASH & CASH EQUIVALENTS	**878,4**	**742,0**	18,4%
LEVERAGE RATIO	**4.43/(4.42cc)[3]**	**4.17/(4.14cc)[3]**	

[1] Excludes non-recurring items, including COVID-19 and plasma sold to third parties impacts from Haema and Biotest

[2] Excludes non-recurring items, including COVID-19; amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16.

[3] Constant currency (cc) excludes exchange rate fluctuations over the period.

8

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

First half 2020 net revenue by division and region:

1H 2020 - NET REVENUE BY DIVISION

In thousands of euros	1H 2020	% of Net Revenues	1H 2019	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	2,158,852	80.6%	1,920,065	79.2%	12.4%	10.2%
DIAGNOSTIC	340,012	12.7%	348,674	14.4%	(2.5%)	(3.6%)
HOSPITAL	57,863	2.2%	63,443	2.6%	(8.8%)	(8.0%)
BIO SUPPLIES	126,718	4.7%	104,235	4.3%	21.6%	19.0%
OTHERS	18,657	0.7%	11,095	0.5%	68.2%	64.3%
INTERSEGMENTS	(24,761)	(0.9%)	(24,152)	(1.0%)	2.5%	0.9%
TOTAL	**2,677,341**	**100.0%**	**2,423,360**	**100.0%**	**10.5%**	**8.4%**

1H 2020 - NET REVENUE BY REGION

In thousands of euros	1H 2020	% of Net Revenues	1H 2019**	% of Net Revenues	% Var	% Var cc*
US + CANADA	1,844,576	68.9%	1,648,343	68.0%	11.9%	8.7%
EU	376,442	14.1%	390,762	16.1%	(3.7%)	(3.7%)
ROW	456,323	17.0%	384,255	15.9%	18.8%	19.4%
TOTAL	**2,677,341**	**100.0%**	**2,423,360**	**100.0%**	**10.5%**	**8.4%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

*** For comparison purposes, 2019 UK figures have been reclassified from EU to ROW.*

9

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Second quarter 2020 net revenues by division and region:

2Q 2020 - NET REVENUE BY DIVISION

In thousands of euros	2Q 2020	% of Net Revenues	2Q 2019	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,118,910	80.8%	1,004,450	79.3%	11.4%	9.5%
DIAGNOSTIC	172,136	12.4%	183,193	14.5%	(6.0%)	(6.6%)
HOSPITAL	27,188	2.0%	32,947	2.6%	(17.5%)	(16.1%)
BIO SUPPLIES	62,579	4.5%	52,713	4.2%	18.7%	16.2%
OTHERS	13,513	1.0%	6,032	0.5%	124.0%	118.9%
INTERSEGMENTS	(10,304)	(0.7%)	(12,752)	(1.0%)	(19.2%)	(20.3%)
TOTAL	**1,384,022**	**100.0%**	**1,266,583**	**100.0%**	**9.3%**	**7.6%**

2Q 2020 - NET REVENUE BY REGION

In thousands of euros	2Q 2020	% of Net Revenues	2Q 2019**	% of Net Revenues	% Var	% Var cc*
US + CANADA	932,425	67.4%	852,610	67.3%	9.4%	6.5%
EU	176,843	12.8%	201,027	15.9%	(12.0%)	(11.9%)
ROW	274,754	19.8%	212,946	16.8%	29.0%	30.4%
TOTAL	**1,384,022**	**100.0%**	**1,266,583**	**100.0%**	**9.3%**	**7.6%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*
*** For comparison purposes, 2019 UK figures have been reclassified from EU to ROW.*

10

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION Net Revenues by division reported at constant currency for the first half of 2020: 11

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net Revenues by region reported at constant currency for the first half of 2020:

In thousands of euros	1H 2020	1H 2019	% Var
REPORTED U.S. + CANADA NET REVENUES	1,844,576	1,648,343	11.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(52,367)		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**1,792,209**	**1,648,343**	**8.7%**

In thousands of euros	1H 2020	1H 2019	% Var
REPORTED EU NET REVENUES*	376,442	390,762	(3.7%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(6)		
EU NET REVENUES AT CONSTANT CURRENCY	**376,436**	**390,762**	**(3.7%)**

In thousands of euros	1H 2020	1H 2019	% Var
REPORTED ROW NET REVENUES*	456,323	384,255	18.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	2,590		
ROW NET REVENUES AT CONSTANT CURRENCY	**458,913**	**384,255**	**19.4%**

** For comparison purposes, 2019 UK figures have been to reclasified from EU to ROW.*

12

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Reconciliation of other figures for the first half of 2020:

In millions of euros	1H 2020	1H 2019	% Var
R&D RECURRENT EXPENSES IN P&L	142,113	132,573	
R&D CAPITALIZED	18,791	26,886	
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(13,337)	(10,712)	
R&D CAPEX FIXED ASSETS	1,092	2,226	
R&D EXTERNAL	18,182	16,732	
R&D NET INVESTMENT	**166,842**	**167,705**	**(0.5%)**

In thousands of euros	1H 2020	1H 2019	% Var
PP&E ADDITIONS	145,040	126,184	
SOFTWARE ADDITIONS	9,633	9,327	
INTEREST CAPITALIZED	(9,102)	(6,919)	
CAPEX	**145,571**	**128,592**	**13.2%**

In millions of euros except ratio	1H 2020	1H 2019
NET FINANCIAL DEBT	5,501.9	5,844.6
EBITDA ADJUSTED 12M	1,243.1	1,297.9
NET LEVERAGE RATIO[(1)]	**4.43 x**	**4.50 x**

[(1)] *Excludes the impact of IFRS 16*

In thousands of euros	1H 2020	1H 2019	% Var
EBIT	421,696	547,889	(23.0%)
D&A	158,216	148,930	
EBITDA REPORTED	**579,913**	**696,819**	**(16.8%)**
% NR	*21.7%*	*28.8%*	

In thousands of euros	1H 2020	1H 2019	% Var
EBITDA REPORTED	579,913	696,819	(16.8%)
IMPACT OF PLASMA SOLD TO THIRD PARTIES	(15,463)	(11,528)	
NON-RECURRING ITEMS	(18,298)	(23,609)	
COVID-19 IMPACT	185,200	-	
EBITDA CORE	**731,352**	**661,682**	**10.5%**
% NR	*28.0%*	*28.1%*	

In thousands of euros	1H 2020	1H 2019	% Var
EBITDA REPORTED LTM	1,316,914	1,305,352	0.9%
TRANSACTION COSTS	(408)	22,931	
IFRS 16	(73,447)	(30,372)	
EBITDA ADJUSTED 12M	**1,243,059**	**1,297,911**	**(4.2%)**

13

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Group Adjusted Net Profit Reconciliation for the first half of 2020:

In millions of euros	1H 2020	1H 2019	% Var
GROUP PROFIT	**218.2**	**286.9**	**(23.9%)**
% Net revenues	*8.2%*	*11.8%*	
Amortization of deferred financial expenses	23.0	33.8	(32.0%)
Amortization of intangible assets acquired in business combinations	24.2	24.5	(1.2%)
Non-recurring items	(74.9)	(23.5)	218.7%
IFRS 16	11.8	13.6	(13.2%)
Tax impacts	(7.0)	(10.1)	(30.7%)
COVID-19 impact	185.3	-	
Tax impacts COVID-19 impacts	(30.5)	-	
ADJUSTED GROUP NET PROFIT	**350.1**	**325.2**	**7.7%**
% Net revenues	*13.1%*	*13.4%*	

14

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net Revenues by division reported at constant currency for the first half of 2020:

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED NET REVENUES	1,384,022	1,266,583	9.3%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(21,154)		
NET REVENUES AT CONSTANT CURRENCY	**1,362,868**	**1,266,583**	**7.6%**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED BIOSCIENCE NET REVENUES	1,118,910	1,004,450	11.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(19,155)		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**1,099,755**	**1,004,450**	**9.5%**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED DIAGNOSTIC NET REVENUES	172,136	183,193	(6.0%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(956)		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**171,180**	**183,193**	**(6.6%)**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED HOSPITAL NET REVENUES	27,188	32,947	(17.5%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	461		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**27,649**	**32,947**	**(16.1%)**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED BIO SUPPLIES NET REVENUES	62,579	52,713	18.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(1,335)		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**61,244**	**52,713**	**16.2%**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED OTHERS NET REVENUES	13,513	6,032	124.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(306)		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**13,207**	**6,032**	**118.9%**

In thousands of euros	2Q 2020	2Q 2019	% Var
REPORTED INTERSEGMENTS NET REVENUES	(10,304)	(12,752)	(19.2%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	136		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(10,168)**	**(12,752)**	**(20.3%)**

15

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2020 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Net Revenues by region reported at constant currency for the second quarter of 2020: * For com parison purposes, 2019 UK figures have b een reclassified from EU to ROW. “Cautionary Statement Regarding Forward-Looking Statements” The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction 16 In thousands of euros REPORTED ROW NET REVENUES* VARIATION DUE TO EXCHANGE RATE EFFECTS 2Q 2020 2Q 2019 % Var 29.0% 274,754 212,946 3,021 ROW NET REVENUES AT CONSTANT CURRENCY277,775212,94630.4% In thousands of euros REPORTED EU NET REVENUES* VARIATION DUE TO EXCHANGE RATE EFFECTS 2Q 2020 2Q 2019 % Var (12.0%) 176,843 201,027 162 EU NET REVENUES AT CONSTANT CURRENCY177,005201,027(11.9%) In thousands of euros REPORTED U.S. + CANADA NET REVENUES VARIATION DUE TO EXCHANGE RATE EFFECTS 2Q 2020 932,425 (24,338) 2Q 2019 852,610 % Var 9.4% U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY908,087852,6106.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2020